   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 6, 1996



                                                      REGISTRATION NO. 333-10677

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              PIER 1 IMPORTS, INC.
             (Exact name of registrant as specified in its charter)


                  DELAWARE                                       75-1729843
       (State or other jurisdiction of                        (I.R.S. employer
       incorporation or organization)                        identification no.)

                                                          J. RODNEY LAWRENCE, ESQ.
                                                    SENIOR VICE PRESIDENT, LEGAL AFFAIRS
       301 COMMERCE STREET, SUITE 600                       PIER 1 IMPORTS, INC.
           FORT WORTH, TEXAS 76102                     301 COMMERCE STREET, SUITE 600
               (817) 878-8000                              FORT WORTH, TEXAS 76102
 (Address, including zip code, and telephone                   (817) 878-8000
       number, including area code, of             (Name, address, including zip code, and
  registrant's principal executive offices)         telephone number, including area code,
                                                            of agent for service)


                                   Copies to:

           C. WILLIAM BLAIR, ESQ.                          JAY R. SCHIFFERLI, ESQ.
         KELLY, HART & HALLMAN, P.C.                      KELLEY DRYE & WARREN LLP
         201 MAIN STREET, SUITE 2500                         TWO STAMFORD PLAZA
           FORT WORTH, TEXAS 76102                          281 TRESSER BOULEVARD
               (817) 332-2500                            STAMFORD, CONNECTICUT 06901
                                                               (203) 324-1400

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                             ------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                            ------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE



==================================================================================================
                                                      PROPOSED        PROPOSED
       TITLE OF EACH CLASS             AMOUNT         MAXIMUM         MAXIMUM
       OF SECURITIES TO BE             TO BE       OFFERING PRICE    AGGREGATE       AMOUNT OF
            REGISTERED               REGISTERED       PER NOTE     OFFERING PRICE REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
   % Convertible Subordinated
  Notes Due 2006..................  $57,500,000(1)       100%       $57,500,000    $19,827.59(3)

Common Stock, $1 par value........       (2)             --              --              --

Rights to acquire Common Stock....       (2)             --              --              --
==================================================================================================



================================================================================


(1) Includes $7,500,000 aggregate principal amount of Notes which the Underwriters have the option to purchase solely to cover over-allotments, if any.



(2) There are being registered hereunder such presently undeterminable number of shares of Common Stock and Rights to Acquire Common Stock as may be required for issuance upon conversion of the Notes. No additional consideration will be received by the Registrant upon conversion of the Notes, and pursuant to Rule 457(i) no additional filing fee is required.



(3) Previously paid.



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 1996

PROSPECTUS
                                  $50,000,000

                             [PIER 1 IMPORTS LOGO]

                   % CONVERTIBLE SUBORDINATED NOTES DUE 2006

                             ---------------------


     Pier 1 Imports, Inc. (the "Company") is offering $50,000,000 aggregate
principal amount of      % Convertible Subordinated Notes due 2006 (the
"Notes"). Interest on the Notes will be payable semi-annually on April 1 and October 1 of each year, commencing April 1, 1997. The Notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, par value $1.00 per share (the "Common Stock"), of the
Company, at a conversion price of $          per share, subject to adjustment
under certain circumstances. The Common Stock is traded on the New York Stock Exchange under the symbol "PIR." On September 4, 1996, the last reported sale price for the Common Stock on the New York Stock Exchange was $16 1/2 per share.


     The Notes are unsecured and subordinate to all Senior Indebtedness (as defined). At August 1, 1996, Senior Indebtedness was $109.3 million. The Indenture does not restrict the incurrence of additional indebtedness by the Company or any of its subsidiaries. See "Description of the Notes -- Subordination." The Notes will mature on October 1, 2006. The Company may redeem the Notes, in whole or in part, on or after October 1, 1998, at the redemption prices set forth herein, plus accrued but unpaid interest except that until October 1, 1999 the Notes cannot be redeemed by the Company unless the 30-day average closing price of the Common Stock equals or exceeds 150% of the then effective Conversion Price. See "Description of the Notes -- Optional Redemption by the Company." Upon a Change of Control (as defined), each holder of the Notes will have the right, at the holder's option, to require the Company to repurchase such holder's Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. See "Description of the Notes -- Repurchase at the Option of Holders Upon Change of Control."

     The Company will apply for listing of the Notes on the New York Stock Exchange.

                             ---------------------

SEE "INVESTMENT CONSIDERATIONS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN
           MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY SUCH STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================
                                                                       UNDERWRITING
                                                                      DISCOUNTS AND      PROCEEDS TO
                                                  PRICE TO PUBLIC(1)   COMMISSIONS(2)   COMPANY(1)(3)
- --------------------------------------------------------------------------------------------------------
Per Note..........................................        100%              %                 %
Total(4)..........................................    $50,000,000           $                 $
========================================================================================================

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the several Underwriters identified elsewhere herein against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $        .
(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $7,500,000 principal amount of Notes solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company would be $57,500,000, $        and $        ,
    respectively. See "Underwriting."

                             ---------------------

     The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the Underwriters' right to reject orders in whole or in part. It is expected that delivery of the Notes will be made against payment therefor on or about
September   , 1996 at the offices of Forum Capital Markets L.P., Old Greenwich,
Connecticut.

JEFFERIES & COMPANY, INC.                             FORUM CAPITAL MARKETS L.P.

September   , 1996

               [GRAPHIC CONTAINING PHOTOGRAPHS OF A TABLE SETTING,
                   A WHITE WICKER SOFA AND CHAIR WITH A WHITE
                   SCREEN, A BED WITH A BREAKFAST TRAY AND A
             WICKER SOFA, CHAIR AND COFFEE TABLE, TOGETHER WITH THE
                          "PIER 1 FOR A CHANGE" LOGO]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AND THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements, including notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY


     Pier 1 Imports, Inc. ("Pier 1" or the "Company") is North America's largest specialty retailer of imported decorative home furnishings, gifts and related items with 706 stores in 47 states, Puerto Rico, Canada, the United Kingdom, Japan and Mexico. Pier 1 stores offer a diverse selection of quality merchandise presented in an upscale atmosphere which allows customers to choose unique items expressing their individual tastes, interests and character. Key factors supporting the Company's success have been the variety, quality and value of its merchandise. Pier 1's assortment of merchandise consists of over 5,000 products imported from 44 countries, features up to 50% proprietary items and is enriched with approximately 40% new merchandise each season. The Company differentiates itself through its global sourcing capabilities, reflecting 34 years of experience and the considerable resources that the Company has applied to developing vendor relationships and the buying function.


     Over the last several years, the Company has experienced significant positive momentum in its operating performance, reflecting the successful implementation of key strategic initiatives. Sales increased from $586.7 million in fiscal 1992 to $810.7 million in fiscal 1996, a compound annual growth rate of 8.4%. Over the same period, operating income increased from $41.0 million to $72.7 million, a compound annual growth rate of 15.4%. Through July 1996, the Company posted same store sales gains in 24 of the prior 25 months.

     The Company's business strategy focuses on (i) increasing profitable sales in existing stores through an upgraded merchandise assortment, stronger customer focus, a comprehensive remerchandising and remodeling program and other marketing initiatives; (ii) growing the domestic store base through new store openings; and (iii) developing partnerships and franchising arrangements in international markets. The core initiatives supporting this strategy include the following:

     Upgraded and Broadened Merchandise Assortment. Pier 1 offers a broad range of merchandise consisting of decorative accessories, furniture, housewares, apparel, bed and bath items and seasonal goods. The Company carries over 5,000 products, approximately 85% of which are directly imported from 44 countries. Through attention to style, color, texture and quality, Pier 1 has steadily upgraded its product offering over the last decade. Within the last year, Pier 1 has established an in-house product development capability to further expand its proprietary product lines and to ensure consistency across its merchandise assortment. To further refine its focus on home furnishings, the Company is emphasizing its furniture category which carries higher price points and is planning to discontinue its apparel line in all stores in fiscal 1998.

     Stronger Customer Focus. As a destination retailer with a majority of its customers making targeted shopping visits to its stores, the Company stresses superior customer service and has taken steps to elevate the richness of the customer's shopping experience. Representative of this commitment to an enhanced customer shopping experience are the new "100% Greet" and "Best Seller" programs which focus store associates on initiating contact with customers and offering solutions to their home furnishing and decorating needs. Store associates regularly receive training in support of these programs and other customer service initiatives. A national bridal and gift registry program will be fully implemented by November 1996, which, in combination with new wrapping and mailing stations, will provide an added convenience for shoppers.

     Remerchandising/Remodeling Program. Pier 1 embarked upon a major program in fiscal 1996 to redesign all store interiors to improve the visual merchandising of its products. This program will incorporate improvements such as better lighting, wider aisles, a more open view for ease of shopping and greater use of "lifestyle merchandising" by grouping products in attractive, home-use settings to assist customers with decorating ideas. This remerchandising effort will be accompanied by a major remodeling program to refurbish older stores.

     Shift in Advertising Strategy. The Company instituted a major change in its advertising strategy in fiscal 1996 by shifting a majority of its advertising spending to a national television campaign. Previously, the Company relied primarily on newspaper advertising as its major marketing tool. The Company's television advertising features image-building ads as compared to the promotional ads it typically employed in newspaper advertising. Management believes its television advertising has contributed to same store sales growth and has been effective in expanding Pier 1's customer base. The shift in advertising has had the additional benefit of improving merchandise margins through less reliance on promotional pricing.

     Proprietary Credit Card Program. Pier 1 has offered its proprietary card since 1988 and views its credit card as an important part of its marketing strategy. In the last two years, the number of cardholders increased from 932,000 to nearly 1.9 million, with proprietary credit card sales representing 23.2% of total Pier 1 sales in fiscal 1996. Sales on Pier 1's proprietary credit card average $130 per transaction as compared to average third party credit card transactions of $55 and cash transactions of $18. Management believes the Company's strong credit card program is a valuable tool for building a larger customer base, increasing customer loyalty and improving average transaction size.


     Global Expansion Strategy. The Company's global expansion strategy is to continue its growth by opening stores in existing and new North American markets while building its international presence. The number of stores worldwide has increased from 585 at the end of fiscal 1992 to 706 stores currently. In fiscal 1997, Pier 1 anticipates opening 50 to 55 stores in North America while closing 20 to 25 stores. The Company anticipates the opening of additional stores internationally, principally through franchise agreements. Since April 1996, two Pier 1 franchised stores have been opened in Tokyo, Japan, which, if successful, could lead to the development of up to 100 stores in Japan by the year 2000. The Company currently expects that the Japanese franchise program will serve as the model for future international expansion.


     The Company's strong management information systems enable it to effectively implement its strategic initiatives. Over the past ten years, the Company has invested more than $35 million in state-of-the-art data processing systems to better serve its customers and improve inventory management. Future capital investments are anticipated to further improve logistical support and distribution functions.

     The Company's executive offices are located at 301 Commerce Street, Suite 600, Fort Worth, Texas 76102 and its telephone number is (817) 878-8000. The Company was founded in 1962 and is incorporated in Delaware.

                      SUMMARY FINANCIAL AND OPERATING DATA


                                                                                                             AT OR FOR
                                                                                                             THE THREE
                                                      AT OR FOR THE FISCAL YEAR ENDED                      MONTHS ENDED
                                     -----------------------------------------------------------------   -----------------
                                     FEBRUARY 29,  FEBRUARY 27,  FEBRUARY 26,  FEBRUARY 25,   MARCH 2,   MAY 27,   JUNE 1,
                                         1992          1993          1994          1995         1996      1995      1996
                                     ------------  ------------  ------------  ------------   --------   -------   -------
                                                (IN MILLIONS, EXCEPT PER SHARE, RATIO AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.........................    $586.7        $629.2        $685.4        $712.0       $810.7    $176.8    $205.3
  Gross profit......................     228.4         246.2         259.6         277.6        325.5      69.1      81.7
  Operating income..................      41.0          50.9          27.1          55.6         72.7      13.0      16.4
  Nonrecurring charges(1)...........        --            --          23.2          10.3         30.5      30.0        --
  Net income (loss).................      26.3          23.0           5.9          22.1         10.0     (18.3)      8.3
  Net income (loss) per
    share(2)(3).....................    $ 0.68        $ 0.59        $ 0.15        $ 0.56       $ 0.25    ($0.46)   $ 0.21
  Weighted average number of shares
    outstanding and common share
    equivalents(2)..................      38.9          39.2          39.5          39.7         39.8      39.8      40.2
OTHER OPERATING DATA:
  Change in same store sales(4).....      (3.3)%         3.7%          4.8%          4.8%         6.5%      2.7%     10.8%
  Retail square footage
    (in millions)(5)................       4.4           4.5           4.5           4.8          5.1       4.9       5.2
  Average sales per square
    foot(6).........................    $132.3        $139.3        $144.6        $150.9       $162.0    $153.5    $163.8
  Number of stores (worldwide)(5)...       585           605           588           634          688       665       697
  Capital expenditures (in
    millions).......................    $  6.2        $ 12.6        $ 24.6        $ 17.5       $ 22.1    $  4.0    $  9.1
  Ratio of earnings to fixed
    charges(7)......................       1.7x          1.7x          1.2x          1.7x         1.6x                2.0x
  Ratio of earnings before
    nonrecurring charges to fixed
    charges(7)(8)...................       1.7x          1.7x          1.6x          1.9x         2.2x                2.0x
  Supplemental pro forma ratio of
    earnings to fixed
    charges(7)(9)(10)...............                                                              1.8x                2.4x



                                                                               AT JUNE 1, 1996
                                                                 -------------------------------------------
                                                                                              PRO FORMA AS
                                                                 ACTUAL     PRO FORMA(9)      ADJUSTED(10)
                                                                 ------     ------------     ---------------
                                                                                (IN MILLIONS)
BALANCE SHEET DATA:
Working capital................................................  $254.9        $256.0            $ 258.2
Total assets...................................................   545.7         544.3              545.6
Long-term debt and capital leases..............................   180.2         117.5              124.2
Total stockholders' equity.....................................   236.2         298.8              295.5


- ---------------

 (1) Nonrecurring charges include net trading losses (gains) of ($0.1) million, $2.8 million and $16.5 million in fiscal years 1994, 1995 and 1996, respectively, and $16.0 million for the first quarter of fiscal 1996; the provision for Sunbelt Nursery Group, Inc. defaults of $14.0 million in fiscal 1996 and for the first quarter of fiscal 1996; the write-down of General Host Corporation securities of $2.0 million and $7.5 million in fiscal years 1994 and 1995, respectively, and a $21.3 million store closing provision in fiscal year 1994.

 (2) Reflects the effect of the 5% stock dividend distributed May 8, 1995.

 (3) Fully diluted net income per share is $0.20 for the three months ended June 1, 1996.

 (4) Expressed as a percentage increase (decrease) from prior year, based on sales of stores opened prior to the beginning of the preceding fiscal year and still open at the end of the period. Changes in same store sales reflect a 52-week comparison for all fiscal years presented.

 (5) As of period end. Retail square footage is the number of square feet of space devoted to selling space in all open stores. Retail square footage and number of stores at the end of fiscal 1994 have been adjusted to exclude 50 stores as a result of a store closing program authorized in February 1994.

 (6) Reflects average sales per square foot of selling space which is calculated by dividing total store sales by the weighted average retail square footage.

 (7) For purposes of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income plus fixed charges. Fixed charges consist of interest expense, amortization of debt issue expense and original issue discount, and an estimated portion of rental expense representing interest costs.

 (8) For purposes of computing ratio of earnings before nonrecurring charges to fixed charges, earnings before nonrecurring charges include pre-tax income before nonrecurring charges plus fixed charges. Nonrecurring charges are described in note (1) above.


 (9) Pro forma to reflect the conversion/redemption of the 6 7/8% convertible notes due 2002. See "Recent Developments."


(10) As adjusted for the receipt of the proceeds of this offering and the application thereof. See "Use of Proceeds."

                                  THE OFFERING


Notes Offered......................  $50,000,000 principal amount of     % Convertible
                                     Subordinated Notes due 2006.

Maturity Date......................  October 1, 2006.

Interest Payment Dates.............  April 1 and October 1, commencing April 1, 1997.

Interest...........................     % per annum.

Conversion.........................  The Notes are convertible at the option of the holder into Common Stock at any time prior to maturity, unless
                                     previously redeemed or repurchased, at a conversion
                                     price of $          per share, subject to adjustment in
                                     certain circumstances. See "Description of the
                                     Notes -- Conversion of the Notes."

Redemption at the Option of
  the Company......................  The Notes are not redeemable prior to October 1, 1998.
                                     Thereafter, the Notes are redeemable at any time and
                                     from time to time at the option of the Company, in whole
                                     or in part, at the redemption prices set forth herein,
                                     plus accrued and unpaid interest, except that, until
                                     October 1, 1999, the Notes cannot be redeemed unless the
                                     30-day average closing price of the Common Stock equals
                                     or exceeds 150% of the then effective Conversion Price.
                                     See "Description of the Notes -- Optional Redemption by
                                     the Company."

Repurchase at the Option of Holders
  Upon Change of Control...........  Upon a Change of Control (as defined), the Company will offer to repurchase the Notes at a repurchase price
                                     equal to 100% of the principal amount thereof, plus
                                     accrued and unpaid interest to the date of repurchase.
                                     See "Description of the Notes -- Repurchase at the
                                     Option of Holders Upon Change of Control."

Subordination......................  The Notes are unsecured and subordinate to all existing and future Senior Indebtedness (as defined). At August
                                     1, 1996, Senior Indebtedness was $109.3 million. The
                                     Indenture does not restrict the incurrence of additional
                                     indebtedness by the Company or any of its subsidiaries.
                                     See "Description of the Notes -- Subordination."

Use of Proceeds....................  To retire outstanding long-term indebtedness of the
                                     Company. See "Use of Proceeds."

New York Stock Exchange
  Common Stock Symbol..............  PIR.

Trading............................  An application will be made to list the Notes on the New
                                     York Stock Exchange.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of the Notes should carefully consider the following matters, together with the other information contained elsewhere in this Prospectus, before making an investment in the Notes offered hereby.

COMPETITION

     The retail industry generally is highly competitive. Pier 1 primarily competes with small specialty sections of large department stores, home furnishing stores, small specialty import stores and discount stores. An intensely competitive environment may cause Pier 1 to engage in a marketing program that relies on promotional sales that would lower gross margins. The Company believes that Pier 1 enjoys an advantage over competing stores due to its greater name recognition, its established vendor relationships and the extent and variety of its merchandise.

ECONOMIC CONDITIONS

     As with most retail businesses, the Company's results of operations may be adversely affected by unfavorable local, regional or national economic conditions, including those affecting levels of disposable income and consumer debt. In particular, as a retailer of furniture and decorative home furnishings, the Company benefits from new home construction and sales of existing homes. There can be no assurance that home sales will continue to increase or will not decline in the future, which could result in a decrease in demand for some Pier 1 products.

SEASONALITY

     Due to the Christmas selling season, the Company's business is seasonal, with approximately 15% of sales during the last five years occurring in December of each year. The occurrence of a poor retailing environment or an impairment of the Company's ability to supply merchandise to its stores during the Christmas selling season could adversely affect results of operations.

MERCHANDISE

     As with all retailers, the Company's sales are dependent upon a positive response to its merchandise assortment. Much of Pier 1's home furnishings products display distinctive styles, and although home furnishings are not subject to the high volatility of clothing fashion trends, Pier 1's sales may be susceptible to changing trends and preferences of home furnishings purchasers. Because of the long lead times required to order and obtain delivery of imported merchandise, the Company would not be able to respond quickly to a rapid change in customer preferences.

FOREIGN SOURCING OF MERCHANDISE

     Pier 1 directly imports approximately 85% of its merchandise from foreign countries. As a result, the Company must order merchandise from four to 12 months in advance of delivery to the Company's regional warehouses in the United States and must carefully coordinate its advertising and marketing programs to provide product availability to meet customer demand. In addition, dock strikes, import quotas, duties, taxes and other charges on imports, fluctuations in currency exchange rates, restrictions on foreign currency convertibility into U.S. dollars and any other restrictions placed on foreign trade can adversely affect the price, availability and delivery time of Pier 1's merchandise. The inability to import products from certain countries or the imposition of significant tariffs could have a material adverse effect on the Company's results of operations. During the past year, China, from which the Company acquired approximately 27.5% of its merchandise, was investigated and designated under the Trade Act of 1974, as amended, as possibly subject to sanctions (such as quotas or increased duties) for failure to protect certain intellectual property rights of U.S. companies. An agreement was subsequently reached with China to end that designation prior to the imposition of any sanctions. Additionally, China has been, and continues to be, subject to annual review of its most favored nation ("MFN") trade status. In June 1996, the President renewed China's MFN status, but if in the future China's MFN status were lost, Chinese products would be subject to possible quotas and increased tariffs. Any type of sanction on imports is likely to increase the Company's import costs or limit the availability of products purchased from sanctioned countries. If products from any country should become subject to significant quotas or tariffs, the Company would seek to obtain similar products from other countries. See "Business -- Importing Risks."

SUBORDINATION

     The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness (as defined) of the Company. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company, or upon the acceleration of any Senior Indebtedness, the Senior Indebtedness must be paid in full before the Company may make any payments with respect to the principal of or interest on the Notes and any other obligations ranking pari passu with the Notes. As of August 1, 1996, outstanding Senior Indebtedness aggregated $109.3 million. The Indenture does not prohibit or limit incurring additional Senior Indebtedness, and the Company may incur additional Senior Indebtedness in the future. As of June 1, 1996, the Company had $80.0 million of committed bank lines of credit, of which $40.0 million was outstanding, and $126.2 million of uncommitted bank lines of credit, of which $69.6 million was outstanding. See "Description of the Notes -- Subordination."

     The Company is a holding company which operates its business through subsidiaries. The Notes are obligations only of the Company and not of the subsidiaries. As an equity holder of its subsidiaries, the right of the Company to receive assets from a subsidiary upon the bankruptcy, liquidation or reorganization of such subsidiary (and therefore the right of the holders to participate in these assets) will be effectively subordinated to the claims of all creditors of that subsidiary, except to the extent that the Company is recognized as a creditor of the subsidiary. As of June 1, 1996, the Company's subsidiaries had $25.0 million in senior debt.

ABSENCE OF FINANCIAL COVENANTS

     The Indenture contains no financial performance covenants. The Company is not required under the Indenture to meet any financial tests that measure the Company's working capital, interest coverage, fixed charge coverage or net worth in order to comply with the terms of the Indenture. Although the Company currently must comply with various financial covenants in its loan agreements, to the extent these agreements are terminated and not replaced with other agreements containing such requirements, the Company would no longer have to meet financial performance covenants.

REPURCHASE OF NOTES

     Upon a Change of Control (as defined), the Company will be obligated to offer to repurchase the Notes from each holder at 100% of the principal amount plus accrued and unpaid interest to the date of repurchase. See "Description of the Notes -- Repurchase at the Option of Holders Upon Change of Control." In the event of a Change of Control, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered. In addition, current or future credit agreements and guarantees to which the Company is a party may contain limitations on such repurchases. If the Company were restricted from making such repurchase and could not obtain the consent of the lenders or could not refinance the loans, the Company would remain restricted from repurchasing the Notes. In such event, the Company's failure to repurchase the Notes would constitute an event of default under the Indenture, which may in turn constitute defaults under other Company indebtedness, in which case the subordination provisions of the Indenture would likely restrict payments to holders.

                              RECENT DEVELOPMENTS


CONVERSION OF 6 7/8% CONVERTIBLE NOTES



     In July 1996, the Company called its $62.8 million of outstanding 6 7/8% convertible notes due 2002 for redemption. As a result, $62.7 million of those notes were converted into 5,483,823 shares of Common Stock and $69,000 of the notes were redeemed by the Company for cash. The conversion of the notes increased the Company's equity capitalization by $62.6 million.


PROPOSED SECURITIZATION OF CREDIT CARD RECEIVABLES


     The Company proposes to securitize substantially all its proprietary credit card receivables in October 1996 through a private placement of trust certificates. If the transaction is completed, the Company would receive approximately $70 million in cash and would use the proceeds to retire any debt outstanding under the Company's revolving credit facility and provide funds for working capital and other general corporate purposes.



                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the Notes offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) are estimated to be
approximately $     million ($     million if the Underwriters' over-allotment
option is exercised in full).


     The Company intends to utilize such net proceeds to retire $17.5 million of 11 1/2% subordinated debentures due 2003 and $25 million of 11% senior notes due 2001. The balance of such net proceeds will be used to repay $2.7 million outstanding under the Company's bank revolving credit facility, which bears interest at a floating rate, currently 6.44% per annum, and was incurred to finance the purchase of the remaining 90% ownership interest not previously owned by the Company in a limited partnership formed to construct and lease 33 Pier 1 stores. The Company will be required to pay an estimated $2.9 million in redemption and other fees to retire the 11 1/2% subordinated debentures and the 11% senior notes and will record an extraordinary loss of $3.2 million, after tax.

                                 CAPITALIZATION


     The following table sets forth as of June 1, 1996 (i) the actual capitalization of the Company, (ii) the pro forma capitalization to reflect the conversion/redemption of the Company's 6 7/8% convertible notes due 2002, as described in "Recent Developments," and (iii) the pro forma capitalization, as adjusted to reflect the sale of the $50.0 million aggregate principal amount of Notes offered hereby and the anticipated use of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.



                                                                                    PRO FORMA
                                                         ACTUAL      PRO FORMA     AS ADJUSTED
                                                        --------     ---------     -----------
                                                                    (IN THOUSANDS)
    Short-term debt and current portion of long-term
      debt and capital leases(1)......................  $  7,523     $   5,023      $   5,023
                                                        ========     =========      =========
    Long-term debt:
      11% Senior Notes due 2001.......................  $ 25,000     $  25,000      $      --
      Revolving Credit Facility.......................    40,000        40,000         37,296
      Other senior debt and capital lease
         obligations..................................    25,029        25,029         25,029
      11 1/2% Subordinated Debentures due 2003(2).....    15,548        15,548             --
      8 1/2% Exchangeable Debentures due 2000(3)......    11,899        11,899         11,899
      6 7/8% Convertible Notes due 2002(4)............    62,750            --             --
        % Convertible Notes due 2006..................        --            --         50,000
                                                        --------     ---------      ---------
              Total long-term debt....................   180,226       117,476        124,224
                                                        --------     ---------      ---------
    Stockholders' equity:
      Common Stock, $1.00 par, 200,000,000 shares
         authorized, 39,877,000 outstanding(4)(5).....    39,877        45,361         45,361
      Paid-in capital(4)..............................   111,238       168,354        168,354
      Retained earnings(6)............................    88,319        88,319         85,099
      Cumulative translation adjustments..............    (1,015)       (1,015)        (1,015)
      Less -- 173,000 common shares in treasury at
         cost.........................................    (1,474)       (1,474)        (1,474)
      Less -- subscriptions receivable and unearned
         compensation.................................      (793)         (793)          (793)
                                                        --------     ---------      ---------
              Total stockholders' equity..............   236,152       298,752        295,532
                                                        --------     ---------      ---------
              Total capitalization....................  $416,378     $ 416,228      $ 419,756
                                                        ========     =========      =========


- ---------------
(1) Includes $2.5 million recorded as the current portion of the 11 1/2% subordinated debentures due 2003. The $2.5 million was retired as scheduled in July 1996.

(2) Net of unamortized original issue discount of $1.9 million.


(3) Net of unamortized original issue discount of $0.6 million.


(4) Reflects conversion and redemption of the 6 7/8% convertible notes due 2002 after June 1, 1996. See "Recent Developments -- Conversion of 6 7/8% Convertible Notes." Paid-in capital has been adjusted for accrued interest and unamortized debt issue costs related to the notes.


(5) Does not include 1.4 million shares of Common Stock issuable upon the exercise of outstanding options granted under the Company's 1980 Stock Option Plan, the 1989 Employee Stock Option Plan and the 1989 Non-Employee Director Stock Option Plan.


(6) Assumes approximately $3 million of extraordinary charges that would result from the proposed early retirement of the 11 1/2% subordinated debentures due 2003 and the 11% senior notes due 2001. The extraordinary charges include redemption fees, unamortized original issue discount and unamortized debt issue costs.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on the New York Stock Exchange and traded under the symbol "PIR." The following table sets forth for the periods indicated the high and low sales prices per share of the Company's Common Stock, as reported for New York Stock Exchange consolidated transactions, and cash dividends paid per share.


                                                                              CASH DIVIDENDS
                                                            HIGH     LOW        PER SHARE
                                                            ----     ----     --------------
    Fiscal year ending March 1, 1997
      Second Quarter (through September 4, 1996)..........  $17 3/8  $14 3/8      $  .04
      First Quarter.......................................   15 3/4   12             .04
    Fiscal year ended March 2, 1996
      Fourth Quarter......................................   13 1/4    9 5/8         .04
      Third Quarter.......................................   10 7/8    8 7/8         .03
      Second Quarter......................................   10        7 3/4         .03
      First Quarter.......................................    9 1/2    8             .03
    Fiscal year ended February 25, 1995
      Fourth Quarter......................................    9 5/8    7 1/8         .03
      Third Quarter.......................................    8 3/8    7             .03
      Second Quarter......................................    8 1/4    6 3/4         .02
      First Quarter.......................................    8 3/4    7             .02



     On September 4, 1996, the last reported sales price of the Common Stock was $16 1/2.


     Certain of the Company's existing loan and lease agreements limit specific payments and distributions, including cash dividends, loans to stockholders and purchases of treasury stock. Generally the Company may make "restricted payments," as defined in the loan agreements, which include the payment of cash dividends, up to an aggregate maximum of approximately $15 million as of June 1, 1996. Additionally, the Company is required to maintain various other financial ratios. The Company's Board of Directors currently expects to pay cash dividends in fiscal 1997, but intends to retain most of future earnings for the expansion of the Company's business. The Company's dividend policy will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors.

                            SELECTED FINANCIAL DATA

     The following financial data, with the exception of "Other Operating Data," for the 1992 through 1996 fiscal years were derived from the audited consolidated financial statements of the Company. The consolidated financial statements of the Company at or for each of the three-month periods ended May 27, 1995 and June 1, 1996 are unaudited, but in the Company's opinion reflect all adjustments, consisting only of normal recurring adjustments (except for the trading losses and the provision for Sunbelt Nursery Group, Inc. defaults included in "Nonoperating expenses, net of income" for the three months ended May 27, 1995), necessary for a fair presentation of such information. Because of the seasonal nature of the Company's business, the results of the three-month periods are not necessarily indicative of the results to be expected for a full fiscal year. The selected financial data presented below should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.


                                                                                                              AT OR FOR THE
                                                                                                              THREE MONTHS
                                                           AT OR FOR THE FISCAL YEAR ENDED                        ENDED
                                           ---------------------------------------------------------------   ---------------
                                                                                                    MARCH     MAY      JUNE
                                            FEBRUARY      FEBRUARY      FEBRUARY      FEBRUARY       2,       27,       1,
                                            29, 1992      27, 1993      26, 1994      25, 1995      1996      1995     1996
                                           -----------   -----------   -----------   -----------   -------   ------   ------
                                                    (IN MILLIONS, EXCEPT PER SHARE, RATIO AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales...............................   $ 586.7       $ 629.2       $ 685.4       $ 712.0     $810.7    $176.8   $205.3
  Gross profit............................     228.4         246.2         259.6         277.6      325.5      69.1     81.7
  Selling, general & administrative
    expenses..............................     172.4         180.2         195.4         206.0      235.6      52.1     60.5
  Depreciation and amortization...........      15.0          15.1          15.8          16.0       17.2       4.1      4.8
  Store-closing provision.................        --            --          21.3            --         --        --       --
  Operating income........................      41.0          50.9          27.1          55.6       72.7      13.0     16.4
  Nonoperating expense, net of
    income(1).............................      16.3          15.0          18.8          22.3       44.3      32.9      2.6
  Income (loss) before income taxes and
    equity in net income (loss) of Sunbelt
    Nursery Group, Inc.(2)................      30.5          35.9           8.4          33.2       28.4     (19.9)    13.8
  Equity in net income (loss) of Sunbelt
    Nursery Group, Inc....................       4.5          (3.6)           --            --         --        --       --
  Net income (loss).......................      26.3          23.0           5.9          22.1       10.0     (18.3)     8.3
  Net income (loss) per share(3)(4).......      0.68          0.59          0.15          0.56       0.25     (0.46)    0.21
  Cash dividends per share(3).............   $    --       $  0.06       $  0.09       $  0.10     $ 0.13    $ 0.03   $ 0.04
  Weighted average number of shares
    outstanding and common share
    equivalents(3)........................      38.9          39.2          39.5          39.7       39.8      39.8     40.2
OTHER OPERATING DATA:
  Change in same store sales(5)...........      (3.3)%         3.7%          4.8%          4.8%       6.5%      2.7%    10.8%
  Retail square footage (in
    millions)(6)..........................       4.4           4.5           4.5           4.8        5.1       4.9      5.2
  Average sales per square foot(7)........   $ 132.3       $ 139.3       $ 144.6       $ 150.9     $162.0    $153.5   $163.8
  Number of stores(6).....................       585           605           588           634        688       665      697
  Capital expenditures (in millions)......   $   6.2       $  12.6       $  24.6       $  17.5     $ 22.1    $  4.0   $  9.1
  Ratio of earnings to fixed charges(8)...       1.7x          1.7x          1.2x          1.7x       1.6x               2.0x
  Ratio of earnings before nonrecurring
    charges to fixed charges(8)(9)........       1.7x          1.7x          1.6x          1.9x       2.2x               2.0x
  Supplemental pro forma ratio of earnings
    to fixed charges(8)(10)...............                                                            1.8x               2.4x
BALANCE SHEET DATA:
  Working capital.........................   $ 160.0       $ 225.2       $ 229.0       $ 265.0     $246.8    $231.2   $254.9
  Total assets............................     386.4         460.5         463.3         485.9      531.1     464.2    545.7
  Long-term debt and capital leases.......     106.8         147.2         145.2         154.4      180.1     143.0    180.2
  Total stockholders' equity..............     177.1         200.5         201.1         222.4      227.9     204.4    236.2


- ---------------

(footnotes on following page)

(1) Nonoperating expense, net of income is comprised of interest expense and interest income in each fiscal year presented, and in addition includes the following nonrecurring charges: net trading losses (gains) of ($0.1) million, $2.8 million and $16.5 million in fiscal years 1994, 1995 and 1996, respectively, and $16.0 million for the first quarter of fiscal 1996; the provision for Sunbelt Nursery Group, Inc. defaults of $14.0 million in fiscal 1996 and for the first quarter of fiscal 1996; and the write-down of General Host Corporation securities of $2.0 million and $7.5 million in fiscal years 1994 and 1995, respectively.

(2) Fiscal 1992 includes a gain on the sale of subsidiary stock of $5.9 million.

(3)  Reflects the effect of the 5% stock dividend distributed May 8, 1995.

(4) Fully diluted net income per share is $0.20 for the three months ended June 1, 1996.

(5) Expressed as a percentage increase (decrease) from prior year, based on sales of stores opened prior to the beginning of the preceding fiscal year and still open at the end of the period. Changes in same store sales reflect a 52-week comparison for all fiscal years presented.

(6) As of period end. Retail square footage is the number of square feet of space devoted to selling space in all open stores. Retail square footage and number of stores at the end of fiscal 1994 have been adjusted to exclude 50 stores as a result of a store closing program authorized in February 1994.

(7) Reflects average sales per square foot of selling space which is calculated by dividing total store sales by the weighted average retail square footage.

(8) For purposes of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income plus fixed charges. Fixed charges consist of interest expense, amortization of debt issue expense and original issue discount, and an estimated portion of rental expense representing interest costs.

(9) For purposes of computing the ratio of earnings before nonrecurring charges to fixed charges, earnings before nonrecurring charges include pre-tax income before nonrecurring charges plus fixed charges. Nonrecurring charges include the items described in note (1) above, as well as the store closing provision recorded in fiscal 1994.


(10) Pro forma to reflect the conversion/redemption of the 6 7/8% convertible notes due 2002 (see "Recent Developments"); and adjusted for the receipt of the proceeds of this offering. See "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information in "Selected Financial Data" and the Consolidated Financial Statements of the Company and notes thereto included elsewhere herein.

GENERAL


     The Company is North America's largest specialty retailer of imported decorative home furnishings, gifts and related items, with 706 stores as of September 4, 1996, in 47 states, Puerto Rico, Canada, the United Kingdom, Mexico and Japan. For the 53-week period of fiscal 1996, the Company reported sales of $810.7 million and net income of $10.0 million, or $0.25 per share, after recording pre-tax special charges of $14.0 million to disengage from financial support of Sunbelt Nursery Group, Inc. ("Sunbelt") and approximately $18 million of net trading losses and related expenses. Net income before special charges was $35.6 million, or $0.85 per share on a fully diluted basis. In July 1996, the Company called its $62.8 million of outstanding 6 7/8% convertible notes due 2002 for redemption, resulting in all but $69,000 of the notes being converted into Common Stock. On May 8, 1995, the Company distributed a 5% stock dividend, or approximately 1.9 million shares, to stockholders of record on May 1, 1995. All prior fiscal year per share amounts have been adjusted to reflect the impact of the stock dividend. The Company proposes to securitize its proprietary credit card receivables in October 1996 which, if completed, would result in a cash payment of approximately $70 million that would be used to retire debt and provide funds for working capital and other general corporate purposes. If completed, the Company's proposed securitization of its proprietary credit card receivables and the use of the proceeds thereof would affect significantly the financial condition of the Company discussed below. See "Recent
Developments -- Proposed Securitization of Receivables."


RESULTS OF OPERATIONS

  Three Months Ended June 1, 1996 and May 27, 1995

     The Company recorded net sales of $205.3 million for the first quarter of fiscal 1997, a 16.1% increase over the $176.8 million recorded for the same period of fiscal 1996. Same store sales for the first quarter of fiscal 1997 grew 10.8% compared to the first quarter of fiscal 1996. The improvement in same store sales resulted from an 11% increase in store traffic which management believes is due to the national television advertising campaign implemented during the second quarter of last year, the continued focus on customer service programs and the Company's store remodeling and remerchandising programs which have improved the layout and design of approximately 40 stores since the first quarter of last year. Hard goods sales, such as furniture and decorative accessories, increased 16.5% during the first quarter of fiscal 1997, while soft goods sales of apparel, jewelry and accessories decreased 21.7% during the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996, respectively. Hard goods and soft goods sales contributed 93.3% and 6.7%, respectively, of merchandise sales for the first quarter of fiscal 1997. The Company plans to de-emphasize apparel in stores as a part of the remodel program during fiscal 1997, and management expects to completely discontinue soft goods in all Pier 1 stores in fiscal 1998. Sales on the Company's proprietary credit card were $55.6 million, or 27.1% of total sales, for the first quarter of fiscal 1997, an increase of $12.1 million, or 27.9% over the same period last year. The Company opened 12 new North American stores and closed six stores during the first quarter of fiscal 1997, bringing the North American store count to 668 at the end of the fiscal 1997 first quarter compared to 643 stores at the end of the first quarter of fiscal 1996. The number of stores worldwide aggregated 697 at the end of the first quarter of fiscal 1997.

     Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, increased 0.7% to 39.8% for the first quarter of fiscal 1997 compared to 39.1% for the first quarter of fiscal 1996. Merchandise margins decreased to 53.9% for the first three months of fiscal 1997 from 54.6% for the same period a year ago, primarily due to soft goods promotions. In addition, the Company's expanding international operations produce lower margin rates compared to its North American operations. Hard goods merchandise margins improved for the first quarter of fiscal 1997. Store occupancy costs, as a percentage of sales, improved 1.3% to 14.2% during the first three months of fiscal 1997 over the comparable period of fiscal 1996 primarily due to higher sales leveraging relatively fixed rates on store leases coupled with the Company's purchase (in the fourth quarter of fiscal 1996) of the remaining 90% interest in a limited partnership which owns 33 Pier 1 stores previously leased to the Company, thus eliminating base rent expenses for those stores.

     Selling, general and administrative expenses, including marketing, as a percentage of sales, increased 0.1% to 29.5% in the first quarter of fiscal 1997 compared to the same period last year. In total dollars, expenses for the first quarter of fiscal 1997 increased $8.5 million versus the first quarter of fiscal 1996 primarily due to a $4.6 million increase in payroll expenses, which decreased 0.4% as a percentage of sales, a $2.5 million increase in marketing expenditures due to the national television advertising campaign that started in July 1995 and a $1.1 million increase in store operating expenses, which increased 0.2% as a percentage of sales, due to increased costs associated with selling supplies. Other selling, general and administrative expenses increased $0.3 million.

     Operating income increased $3.4 million, or 26.4%, to $16.4 million during the first quarter of fiscal 1997 compared to $13.0 million in the first quarter of fiscal 1996.

     Net interest expense decreased $0.3 million during the first quarter of fiscal 1997 compared to the same period of fiscal 1996 primarily due to higher investment income earned on the investment in Whiffletree Partners, L.P., an investment fund, in the first quarter of fiscal 1997, offset partially by an increase in interest expense resulting from higher floating rate debt coupled with interest expense on the $40.0 million debt used to acquire the remaining 90% interest in a limited partnership which owns 33 Pier 1 stores.

     In late December 1995, the Company was made aware of trading losses of $19.3 million resulting from trading activities in a discretionary investment account managed by a financial consultant. The Company has regularly designated a portion of its excess cash and short-term investments for management by a financial consultant in the discretionary investment account. The amount of funds deposited by the Company has varied during each year, and the funds were generally withdrawn near the end of each fiscal year. According to statements of the account provided by brokerage firms that executed trading activity at the financial consultant's instructions, the funds were invested in treasury bonds, treasury bond futures contracts and options on treasury bond futures contracts. The futures and options contracts were often used in a manner that provided a high degree of speculation and leverage to the invested funds. As a result of the investigations of the trading losses, the Company recorded $16.5 million and $2.8 million of the net trading losses in fiscal 1996 and fiscal 1995, respectively, with $16.0 million of the net trading losses recorded in the first quarter of fiscal 1996. Fiscal 1996, 1995 and 1994 quarterly financial statements have been restated to reflect the trading losses and gains during those periods based on the information available to the Company. The restatements of the various quarters have no effect on net income for the full 1994 fiscal year. The Company has not recorded any tax benefit on these losses since the realization of such benefit is not considered likely based on the information available at this time. The Company and a Special Committee of the Board of Directors investigated the matter and found no evidence to suggest that the Company's net losses from these trading activities will exceed the $19.3 million recorded in fiscal years 1996 and 1995.

     In April 1993, the Company completed the sale of its 49.5% ownership interest in Sunbelt to General Host Corporation ("General Host") in exchange for
1.9 million shares of General Host common stock. In connection with the sale, the Company committed to provide Sunbelt a $12.0 million credit facility through April 1994 and up to $25.0 million of non-revolving store development financing through April 1996. In October 1994, in connection with the sale by General Host of its 49.5% interest in Sunbelt to a third party unrelated to the Company or General Host, the Company received payment of the amounts owed under the credit facility and agreed to extend $22.8 million of the non-revolving store development financing to Sunbelt until June 30, 1998, at market rental rates. In April 1995, Sunbelt defaulted on 13 nursery store sublease agreements with the Company comprising the $22.8 million non-revolving store development financing, and the Company terminated the subleases. At the same time, Sunbelt defaulted on three nursery store lease agreements guaranteed by the Company; however such defaults were subsequently cured. During the first quarter of fiscal 1996, the Company recorded a pre-tax charge of $14.0 million which represented the estimated cost to disengage from its financial support of Sunbelt. The charge reflects the Company's estimated losses resulting from the lease termination costs associated with the 13 nursery store subleases and other related costs. The Company currently has outstanding guarantees on other Sunbelt store lease commitments which aggregated $4.1 million with a present value of approximately $3.4 million at the end of the first quarter of fiscal 1997. The Company is not aware of any defaults on these leases. As of June 1996, two nursery store properties had been sold at costs consistent with the Company's estimates to record the charge. The Company believes that it is reasonably possible that a change in this estimate could occur in the near term; however, no further charge is warranted at this time.

     The Company's effective income tax rate for fiscal 1997 is estimated at 40% compared to 40% recorded in the first quarter of fiscal 1996, exclusive of the aforementioned trading losses.

     Net income for the first quarter of fiscal 1997 aggregated $8.3 million or $0.20 per share on a fully diluted basis compared to net income before special charges of $6.2 million or $0.15 per share on a fully diluted basis for the first quarter of fiscal 1996. Special charges in the first quarter of fiscal 1996 included the $16.0 million in trading losses and the $14.0 million provision for Sunbelt defaults.

  Fiscal Years Ended March 2, 1996 and February 25, 1995

     Net sales increased $98.7 million, or 13.9%, to $810.7 million for the 53-week period of fiscal 1996 compared to $712.0 million for the 52-week period of fiscal 1995. For the comparable 52-week period of fiscal 1996 versus the same period of fiscal 1995, total sales increased 12.0% and same store sales increased 6.5%. The growth in sales is partially attributable to the national television advertising campaign which began in July 1995 and increased customer traffic and transactions in the stores. In addition, the Company has instituted new in-store selling programs, redesigned stores to enhance visual merchandising, and remodeled 35 stores in fiscal 1996 as part of a long-term strategy to refurbish aging stores. During fiscal 1996, the Company opened 48 conventional Pier 1 stores and eight mall-based stores, and closed 22 stores in North America, resulting in an 8.0% increase in the weighted average store count (which is calculated based on the number of days a store is open during a given period) over the prior year. Hard goods sales, such as furniture and decorative accessories, contributed 93% of total sales, while soft goods sales of apparel, jewelry and accessories comprised 7% of total sales. Hard goods sales increased 11.8% during fiscal 1996, while soft goods sales declined 6.2% in fiscal 1996 compared to the year earlier. The Company continues to improve store sales by de-emphasizing apparel and focusing merchandise selection on products for the home and family. Sales per average square foot of retail selling space increased to $164.39 in fiscal 1996 from $154.03 in the prior year. Net sales for fiscal years 1996 and 1995 excluded $3.6 million and $26.7 million, respectively, for stores included in the fiscal 1994 store-closing program.

     Sales on the Company's proprietary credit card comprised 23.2% of the Company's net sales for fiscal 1996 and aggregated $188.3 million for the 53-week year, up 48.5% from a year earlier. Proprietary credit card receivables totalled $76.9 million at fiscal 1996 year-end, an increase of 22.7% compared to the prior fiscal year. Proprietary credit card customers spent an average of $130 per transaction in fiscal 1996 compared to average third party credit card transactions of $55 and cash transactions of $18, and the number of active cardholder accounts grew 31% over fiscal 1995. Sales on the Company's proprietary credit card are encouraged through targeted marketing promotions.

     Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, increased 1.2% to 40.2% in fiscal 1996 from 39.0% in fiscal 1995. Merchandise margins improved to 54.1% in fiscal 1996 from 53.4% in fiscal 1995. The margin growth was due to a shift from newspaper advertising that emphasized promotional discounts to national television advertising that focused on bringing new customers into the stores. In addition, margins improved for the Company with increased emphasis on hard goods and decreased emphasis on soft goods, as well as the use of 11 clearance centers allowing new merchandise to be delivered to the stores throughout the year. Store occupancy costs, as a percentage of sales, decreased to 14.0% during fiscal 1996 from 14.5% in fiscal 1995. This improvement was primarily due to leveraging relatively fixed occupancy expenses on a greater sales base, partially offset by slightly higher market rates, in the aggregate, on new store leases entered into during fiscal 1996 and incremental increases in floating rate leases linked to LIBOR for approximately 55 store operating leases. In addition, the Company purchased the remaining 90% interest in a limited partnership which owns 33 Pier 1 stores previously leased to the Company, thus eliminating base rent expenses for those stores beginning after December 1995. See "-- Liquidity and Capital Resources."

     Selling, general and administrative expenses, including marketing, aggregated 29.1% of sales in fiscal 1996 compared to 28.9% of sales in fiscal 1995. In dollars, the fiscal 1996 increase of $29.6 million over the prior year was affected by the 53-week year compared to the fiscal 1995 52-week year, as well as increases in expenses that normally grow proportionately with sales and net new stores, such as store salaries and supplies. Although marketing expenses declined slightly as a percentage of sales, expenses increased $2.5 million to support the shift from print advertising to television advertising beginning in mid-summer of fiscal 1996. Additionally, supply expenses increased 0.4% as a percentage of sales, or $4.6 million, due, in part, to increased costs associated with bags, boxes, tissues, and funding of the new exclusive Pier 1 tags. Other costs included in fiscal 1996 selling, general and administrative expenses were $1.2 million related to the investigation of the trading losses in the discretionary account as discussed above.

     During fiscal 1996, the Company utilized $6.0 million of the remaining fiscal 1994 store-closing reserve which consisted of $5.0 million for lease termination costs and $1.0 million for interim operating losses and other costs. In addition, the Company credited $1.4 million to income during fiscal 1996 for its changes in estimates relating to the fiscal 1994 store-closing program. The remaining liability of $4.4 million is for final payments on lease termination costs on three stores for which settlement agreements are pending. During the fourth quarter of fiscal 1996, the Company identified five underperforming stores to close and recorded a charge of $1.4 million consisting of costs for lease terminations of $0.9 million and fixed asset write-downs of $0.5 million.

     In fiscal 1996, operating income improved to 9.0% of sales, a $17.1 million increase over fiscal 1995 in which operating income was 7.8% of sales.

     Net interest expense increased in fiscal 1996 compared to fiscal 1995 primarily due to decreased interest income on lower cash balances and short-term investments coupled with higher debt levels beginning in the second half of fiscal 1996.

     The Company's special charges in fiscal years 1996 and 1995 included trading losses and losses related to Sunbelt and General Host as discussed below and in "Three Months Ended June 1, 1996 and May 27, 1995" above.

     In relation to losses resulting from trading activities in a discretionary investment account managed by a financial consultant, the Company recorded $16.5 million of the net trading losses in fiscal 1996 and restated its fiscal 1995 financial statements to record $2.8 million of the net trading losses during that year. The Company deposited a total of $19.5 million in the discretionary investment account in fiscal 1996, and during the first and second quarters incurred net trading losses in the account of $16.0 million and $0.6 million, respectively, and during the third quarter attained a net trading gain of $0.1 million. During the first, second and third fiscal quarters of fiscal 1995, the Company incurred net trading losses in the account of $1.5 million, $4.2 million and $5.7 million, respectively, and during the fourth quarter attained a net trading gain of $8.6 million. See " Three Months Ended June 1, 1996 and May 27, 1995" above.

     In connection with Sunbelt's default in April 1995 of the 13 store subleases with the Company, the Company entered into a settlement agreement with Sunbelt in July 1995 concerning such default and store lease agreements guaranteed by the Company. Pursuant to the settlement agreement, Sunbelt agreed to a claim by the Company of $14.7 million (secured by a second lien on up to $6.0 million of Sunbelt's assets) and agreed to continue to sublease the 13 stores for up to three years or until the Company is able to find buyers for the properties, if earlier. Sunbelt also agreed to cure the previous defaults on three nursery store leases guaranteed by the Company. Additionally, Sunbelt is obligated to make future deferred payments out of its cash flow above specified levels up to a total of $8.0 million (which may be prepaid with $4.0 million in payments made by May 1997 or with $6.0 million in payments made by May 1998). The remaining $6.7 million of the Company's claim will be deemed satisfied if Sunbelt fully performs its obligations relating to these and other terms of the settlement agreement. For additional information, see "Three Months Ended June 1, 1996 and May 27, 1995" above.

     In the third quarter of fiscal 1995, the Company recorded a non-cash, pre-tax special charge of $7.5 million to reflect an "other than temporary" decline in the market value of the General Host common stock held by the Company. For additional information, see "Fiscal Years Ended February 25, 1995 and February 26, 1994" below.

     The Company's effective income tax rate for fiscal 1996 increased to 64.7% from 33.6% in fiscal 1995. The effective rates for fiscal 1996 and 1995, exclusive of the effects of the aforementioned net trading losses, would have been 41% and 31%, respectively. The increase in these rates is primarily due to the benefit of favorable tax treatment from the sale of Sunbelt common stock recognized in fiscal 1995 and no longer available in fiscal 1996. The effective income tax rate for fiscal 1997 is expected to approximate 40%.

     Net income for fiscal 1996 aggregated $10.0 million, or $0.25 per primary share, compared to net income of $22.1 million, or $0.56 per primary share in fiscal 1995. Before special charges in fiscal years 1996 and 1995, net income improved 18.5% to $35.6 million in fiscal 1996 compared to $30.1 million in fiscal 1995. Special charges in fiscal 1995 included the $7.5 million write-down of the General Host common stock and net trading losses of $2.8 million.

  Fiscal Years Ended February 25, 1995 and February 26, 1994

     During fiscal 1995, net sales increased $26.6 million, or 3.9%, to $712.0 million compared with fiscal 1994 net sales of $685.4 million. This growth was primarily attributable to growth in same store sales which increased 4.8% compared to fiscal 1994. During fiscal 1995, the Company opened 42 new North American stores. Sales of hard goods such as furniture and decorative accessories increased 12% in fiscal 1995 over fiscal 1994, and sales of soft goods such as apparel and jewelry decreased 21% in fiscal 1995 compared to the prior year. Hard goods and soft goods sales contributed approximately 91% and 9%, respectively, of total sales during fiscal 1995. The Company's sales mix shifted during fiscal 1995 to reflect the Company's focus on increasing consumer demand for furniture and decorative accessories coupled with lower demand and less Company emphasis on apparel and related accessories. This sales shift resulted in higher average ticket sales and a 5.1% increase in sales per average square foot of retail selling space to $154.03 from $146.57 in the prior year. Sales of $26.7 million from stores closed during the year pursuant to the fiscal 1994 store-closing program were excluded from the Company's reported sales for fiscal 1995. Sales in these stores were included in fiscal 1994 reported sales and aggregated $37.7 million.

     Sales on the Company's proprietary credit card were $126.8 million, or 17.8% of total sales, during the 1995 fiscal year, an increase of $25.6 million, or 25.3%, over the prior fiscal year. Proprietary credit card receivables totalled $62.6 million at the end of fiscal 1995, a 29.9% increase over the prior fiscal year. The Company actively pursues increasing the cardholder base in order to use the cardholder list as a basis for direct mail advertising and because it believes that such a base increases customer loyalty and repeat business. Sales on the Company's proprietary credit card are encouraged through specific marketing promotions.

     Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, increased 1.1% to 39.0% in fiscal 1995 from 37.9% in fiscal 1994. The increase resulted primarily from leveraging relatively fixed store occupancy costs through greater sales, combined with the closing of 49 stores (which as a group had higher occupancy costs as a percentage of sales than did the remaining population of stores). Gross profit on merchandise, as a percentage of sales, remained unchanged at 53.4% in fiscal 1995 compared to fiscal 1994. During fiscal 1995, the contribution of the components of gross profit changed as margins improved in furniture due to a reduction in merchandise discounts and clearance markdowns, and margins decreased in decorative accessories and dining and kitchen items as a result of clearance markdowns aimed at decreasing inventory levels. Soft goods gross profit components were down from 52% in fiscal 1994 to 50% in fiscal 1995 as a result of intentional lowering of retail prices to stimulate sales.

     Selling, general and administrative expenses, including marketing, as a percentage of sales, increased 0.4% to 28.9% in fiscal 1995 compared to 28.5% in fiscal 1994. In total dollars, these expenses for fiscal 1995 increased $10.6 million over fiscal 1994, with $7.0 million of the increase attributable to expenses that normally increase proportionately with sales, such as store salaries and marketing. These variable expenses, as a percentage of sales, remained essentially unchanged from the prior year. Management bonuses increased by $3.6 million as a result of increased earnings. Net proprietary credit card expenses declined by $1.2 million, primarily as a result of increased finance charge income, and all other selling, general and administrative expenses increased by $1.2 million.

     In fiscal 1994, the Company recorded a special charge of $21.3 million before taxes for a store-closing provision that was established to reflect the anticipated costs to close 49 stores with histories of under-performance and high occupancy costs and to close the Canadian distribution center and administrative offices. At the end of fiscal 1995, the Company had closed 46 stores; the Canadian distribution center and administrative offices were closed in March 1995. Agreements have been reached with a majority of landlords regarding lease terminations for stores in the store-closing program. The balance of the store-closing reserve at fiscal 1995 year-end was $11.8 million, which consisted primarily of anticipated final cash requirements associated with lease termination costs. The $9.5 million utilized out of the store-closing reserve during fiscal 1995 consisted of lease termination costs of $3.0 million, fixed asset write-downs and inventory liquidation costs of $4.8 million, interim operating losses and other costs of $1.4 million and severance costs of $0.3 million.

     Operating income improved $28.5 million to $55.6 million in fiscal 1995 from $27.1 million in fiscal 1994.

     During fiscal 1995, net interest expense declined primarily due to lower effective interest rates coupled with lower debt, net of cash balances.

     In relation to losses resulting from trading activities in a discretionary investment account managed by a financial consultant, the Company deposited a total of $12.5 million in the discretionary investment account in fiscal 1995, and during the first, second and third fiscal quarters incurred net trading losses in the account of $1.5 million, $4.2 million and $5.7 million, respectively, and during the fourth quarter attained a net trading gain of $8.6 million. During the first, second and third fiscal quarters of fiscal 1994 the Company incurred net trading losses in the account of $4.0 million, $6.2 million and $4.6 million, respectively, and during the fourth quarter attained a net trading gain of $14.8 million. See "Three Months Ended June 1, 1996 and May 27, 1995" above.

     Subsequent to the April 1993 sale of the Company's interest in Sunbelt to General Host for 1.9 million shares of General Host's common stock, General Host distributed two 5% stock dividends, resulting in an increase in the Company's holdings to 2.1 million shares of General Host common stock at February 25, 1995. In fiscal 1994, the Company recorded a provision for the write-down of the carrying value of the Company's holdings of General Host common stock. Based on prices at fiscal year-end 1994, the market value of General Host common stock was $5.6 million less than the Company's original carrying amount. After an assessment of factors which may have contributed to the decline, the Company estimated $2 million of this decline to be "other than temporary" and recorded a corresponding charge to income in fiscal 1994. The remaining $3.6 million decline in market value was considered to be temporary. Despite favorable developments relating to General Host, the General Host stock price did not improve during fiscal 1995. Consequently, in the third quarter of fiscal 1995, the Company concluded that these developments were not having the expected positive effect on General Host's market price per share, and a non-cash, pre-tax special charge of $7.5 million was recorded to reflect an "other than temporary" decline in the market value of the General Host common stock. As a result of the issuance of the Company's exchangeable debentures in December 1994, the General Host common stock is no longer available for sale, and the Company no longer has market risk in relation to the General Host common stock.

     The Company's effective income tax rate for fiscal 1995 increased to 33.6% from 29% in fiscal 1994. The effective rate for fiscal 1995 exclusive of the effects of the aforementioned net trading losses would be 31%. The increase is primarily due to the benefit of tax-favored investment income in fiscal 1994 compared to fiscal 1995 and an increase in the effective state income tax rate for fiscal 1995 as compared to fiscal 1994.

     Net income for fiscal 1995 aggregated $22.1 million, or $0.56 per share, compared to income of $5.9 million, or $0.15 per share, last year.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, including temporary investments, aggregated $13.5 million at fiscal 1996 year-end compared to $50.6 million at fiscal 1995 year-end and increased to $17.5 million at the end of the first quarter of fiscal 1997. Cash from operating activities produced $11.4 million during fiscal 1996 compared to $46.5 million in fiscal 1995. The decrease in cash from operations during fiscal 1996 was primarily due to the recording of net trading losses of $16.5 million and a build-up of inventory during fiscal 1996 compared to a reduction of inventory levels during fiscal 1995. This inventory increase at the end of fiscal 1996 was the result of timing of normal shipments for spring and summer merchandise affected by the 53rd week in the fiscal year, as well as the Chinese New Year celebration (which is a long holiday for many of the Company's vendors) that occurred later in fiscal 1996 than in fiscal 1995, causing spring inventory shipments to be earlier than in fiscal 1995. The increase in cash during the first quarter of fiscal 1997 was primarily due to cash flow from operations of $11.7 million and the net proceeds of $4.7 million from the liquidation of the investment in Whiffletree Partners, L.P., offset partially by capital expenditures of $9.1 million, net payments under line of credit agreements of $1.8 million, cash dividend payments of $1.6 million and payments on the reserve for Sunbelt defaults of $1.0 million.

     In December 1995, the Company purchased the remaining 90% ownership interest, previously held by unrelated third parties, in a limited partnership in which the Company held a 10% ownership interest. The partnership was formed to construct and lease 33 Pier 1 stores to the Company. The Company paid approximately $40 million for this remaining ownership interest which was funded through a $65 million revolving credit facility obtained in December 1995.

     Capital expenditures of $10.7 million were used during fiscal 1996 to support the opening of 48 Pier 1 stores and eight mall-based stores in North America and expenditures of $5.3 million were used to remodel 35 stores. Beginning in fiscal 1996, the Company began a store remodeling program to refurbish aging stores in the chain. Thirty-five additional stores are planned for refurbishment in fiscal 1997 at an estimated cost of $7 million. The Company plans to remodel 150 additional stores during the following three years that will require estimated expenditures of $33.9 million. The Company's store development plan for fiscal 1997 provides for the opening of approximately 50 U.S. stores, primarily in single-store markets. Financing for new store land and building costs will be provided by operating leases. Inventory and fixtures for the fiscal 1997 development plan are estimated to cost approximately $18 million, which will be funded by operations, working capital and bank lines of credit. Thirty-one stores in North America are expected to be closed in fiscal 1997; 26 of these have expiring leases, and the remaining five stores are included in a $1.4 million store-closing reserve recorded in the fourth quarter of fiscal 1996.

     Working capital requirements are provided by cash flow from operations and a three-year, $65 million revolving credit facility obtained in December 1995, $25.0 million of which was available at the end of the first quarter of fiscal 1997, and other short-term (12-month) bank facilities aggregating $141.2 million, $71.6 million of which was available at the end of the first quarter of fiscal 1997. The short-term bank facilities consist of $15.0 million of committed lines of credit and $126.2 million of uncommitted lines. Provisions of certain of the Company's loan agreements currently limit the total amount of borrowings under all debt facilities to an aggregate of $129.0 million in excess of current borrowings at the end of the first quarter of fiscal 1997. Most of the Company's loan and lease guarantee agreements require the Company to maintain certain financial ratios and limit certain investments and distributions to stockholders, including cash dividends and purchases of treasury stock. At the end of the first quarter of fiscal 1997, the most restrictive of these agreements limited the aggregate of such payments to $15.3 million. The Company requested and received agreement from its lenders to either exempt or waive the net trading losses and Sunbelt default special charges from the calculation of certain restrictive covenants. The Company is in compliance with the provisions of all loan agreements and lease guarantees. The Company's current ratio was 3.4 to 1 at the end of the first quarter of fiscal 1997 compared to 3.5 to 1 at fiscal 1996 year-end and 4.1 to 1 at fiscal 1995 year-end.

     The Company currently has a $45 million short-term store development and lease financing facility, of which approximately $9 million is unused. In addition, the Company maintains approximately $52 million in intermediate-term lease financing facilities for 41 stores. The property leases for these 41 stores require that upon expiration of the leases over the next two years, unless the leases are extended by the parties, the Company must either obtain alternative financing for the properties or arrange for the sale of the properties to a third party or purchase the properties. In order to continue to finance new store land and building costs through operating leases, the Company is exploring other financing opportunities currently available in the capital markets. The Company's minimum operating lease commitments for the last three quarters of fiscal 1997 aggregate $72.0 million, and the present value of total existing operating lease commitments is $366.0 million. These commitments will be funded from operating cash flow.

     In July 1996, the Company called its $62.8 million of outstanding 6 7/8% convertible notes due 2002 for redemption. As a result, $62.7 million of the 6 7/8% notes were converted into 5,483,823 shares of Common Stock and $69,000 of such notes were redeemed by the Company. The conversion of the notes increased the Company's equity capitalization by $62.6 million. In October 1995, the Company announced that its Board of Directors authorized the purchase of up to three million shares of the Common Stock in open market or private transactions from time to time depending on prevailing market conditions. To date, no significant number of shares has been repurchased.


     The Company proposes to securitize substantially all its proprietary credit card receivables in October 1996 through a private placement of trust certificates. If the transaction is completed, the Company would receive approximately $70 million in cash and intends to use the proceeds to retire the outstanding balance of the Company's bank revolving credit facility and to provide funds for working capital and other general corporate purposes.


     In fiscal 1993, the Company invested in preference stock of The Pier Retail Group, Limited ("The Pier"), a 15-store retail chain in the United Kingdom that offers decorative home furnishings and related items in a store setting similar to that operated by the Company. At the Company's option, the preference stock may be converted into a 90% controlling interest of The Pier. At the end of the first quarter of fiscal 1997, the Company's net investment in The Pier was $6.0 million. At the end of the first quarter of fiscal 1997, the Company also guaranteed a bank line available to The Pier of L4.1 million or $6.3 million of which $4.8 million was outstanding. The Company expects to invest approximately $4 million of additional funds in The Pier's operations during fiscal 1997, approximately $2 million of which is expected to be used to reduce The Pier's bank debt guaranteed by the Company.

     The Pier plans to close one store near the end of fiscal 1997 and focus on profitability rather than expansion. From fiscal 1993 to the first quarter of fiscal 1997, The Pier's operating losses aggregated $7.9 million. With this change in focus, several steps are underway to improve operating results, including utilization of the Company's overseas purchasing function to supplement that function at The Pier; implementation of store associate training programs focused on customer service and selling to stimulate same-store sales growth; use of the Company's visual merchandising standards to differentiate The Pier from its local competition; and improvement of the warehouse and distribution functions, based on the Company's systems, to allow The Pier to reduce its warehouse requirements. Prior to fiscal 1997, the Company had provided limited management and operational support to The Pier. These improvements can be provided at minimal cost to the Company. Projections of The Pier's results indicate marginal profitability and positive cash flow in fiscal 1998. The Company anticipates that the years following fiscal 1998 will reflect continued improvements in this trend such that the expected future undiscounted cash flows of The Pier will exceed the carrying amount of the Company's investment in The Pier. This estimate of recoverability of the Company's investment is dependent upon the actual results of operations of The Pier realizing the projected amounts. As a result, the Company believes that it is reasonably possible that a change in this estimate could occur in the near term, requiring a charge to earnings but no such charge is warranted at this time.

     Cash requirements to fund the Company's previously established reserve to disengage financial support of Sunbelt are expected to be $12.7 million and will be funded through working capital and operations. As of June 1996, two of the thirteen nursery store properties have been sold at costs consistent with the Company's previously recorded reserve. The Company's guarantees of other Sunbelt store lease commitments aggregates $4.1 million with a present value of $3.4 million at the end of the first quarter of fiscal 1997. The Company is not aware of any defaults on these leases. The Company believes that it is reasonably possible that a change in this estimate could occur in the near term; however, no further charge is warranted at this time.


     In March 1993, the Company invested $3.0 million in Whiffletree Partners, L.P., an investment fund. In April 1996, the Company divested its interest in Whiffletree Partners, L.P. for $4.7 million, yielding a three-year compound annual return of approximately 14.7% after termination costs.


     The Company's inventory purchases are made almost entirely in U.S. dollars. When purchase commitments are denominated in foreign currencies, the Company may enter into forward exchange contracts when they are available in order to manage its exposure to foreign currency exchange fluctuations.

     Management believes that funds provided from operations, coupled with the Company's cash position and available lines of credit, are sufficient to meet its foreseeable cash requirements.

IMPACT OF INFLATION AND CHANGING PRICES

     Inflation has not had a significant impact on the operations of the Company.

                                    BUSINESS


     Pier 1 is North America's largest specialty retailer of imported decorative home furnishings, gifts and related items with 706 stores in 47 states, Puerto Rico, Canada, the United Kingdom, Japan and Mexico. Pier 1 stores offer a diverse selection of quality merchandise presented in an upscale atmosphere which allows customers to choose unique items expressing their individual tastes, interests and character. Key factors supporting the Company's success have been the variety, quality and value of its merchandise. Pier 1's assortment of merchandise consists of over 5,000 products imported from 44 countries, features up to 50% proprietary items and is enriched with approximately 40% new merchandise each season. The Company differentiates itself through its global sourcing capabilities, reflecting 34 years of experience and the considerable resources that the Company has applied to developing vendor relationships and the buying function.


     Over the last several years, the Company has experienced significant positive momentum in its operating performance, reflecting the successful implementation of key strategic initiatives. Sales increased from $586.7 million in fiscal 1992 to $810.7 million in fiscal 1996, a compound annual growth rate of 8.4%. Over the same period, operating income increased from $41.0 million to $72.7 million, a compound annual growth rate of 15.4%. Through July 1996, the Company posted same store sales gains in 24 of the prior 25 months.

BUSINESS STRATEGY

     The Company's business strategy focuses on (i) increasing profitable sales in existing stores through an upgraded merchandise assortment, stronger customer focus, a comprehensive remerchandising and remodeling program and other marketing initiatives; (ii) growing the domestic store base through new store openings; and (iii) developing partnerships and franchising arrangements in international markets. The core initiatives supporting this strategy include the following:

     Upgraded and Broadened Merchandise Assortment. Pier 1 offers a broad range of merchandise consisting of decorative accessories, furniture, housewares, apparel, bed and bath items and seasonal goods. The Company carries over 5,000 products, approximately 85% of which are directly imported from 44 countries. Through attention to style, color, texture and quality, Pier 1 has steadily upgraded its product offering over the last decade. Within the last year, Pier 1 has established an in-house product development capability to further expand its proprietary product lines and to ensure consistency across its merchandise assortment. To further refine its focus on home furnishings, the Company is emphasizing its furniture category which carries higher price points and is planning to discontinue its apparel line in all stores in fiscal 1998.

     Stronger Customer Focus. As a destination retailer with a majority of its customers making targeted shopping visits to its stores, the Company stresses superior customer service and has taken steps to elevate the richness of the customer's shopping experience. Representative of this commitment to an enhanced customer shopping experience are the new "100% Greet" and "Best Seller" programs which focus store associates on initiating contact with customers and offering solutions to their home furnishing and decorating needs. Store associates regularly receive training in support of these programs and other initiatives. A national bridal and gift registry program will be fully implemented by November 1996, which, in combination with new wrapping and mailing stations, will provide an added convenience for shoppers.

     Remerchandising/Remodeling Program. Pier 1 embarked upon a major program beginning in fiscal 1996 to redesign all store interiors to improve the visual merchandising of its products. This program will incorporate improvements such as better lighting, wider aisles, a more open view for ease of shopping and greater use of "lifestyle merchandising" by grouping products in attractive, home-use settings to assist customers with decorating ideas. This remerchandising effort will be accompanied by a major remodeling program to refurbish older stores.

     Shift in Advertising Strategy. The Company instituted a major change in its advertising strategy in fiscal 1996 by shifting a majority of its advertising spending to a national television campaign. Previously, the Company relied primarily upon newspaper advertising as its major marketing tool. The Company's television advertising features image-building ads as compared to the promotional ads it typically employed in its newspaper advertising. Management believes its television advertising has contributed to same store sales growth and has been effective in expanding Pier 1's customer base. The shift in advertising has had the additional benefit of improving merchandise margins through less reliance on promotional pricing.

     Proprietary Credit Card Program. Pier 1 has offered its proprietary card since 1988 and views its credit card as an important part of its marketing strategy. In the last two years, the number of cardholders increased from 932,000 to nearly 1.9 million, with proprietary credit card sales representing 23.2% of total Pier 1 sales in fiscal 1996. Sales on Pier 1's proprietary credit card average $130 per transaction as compared to average third party credit card transactions of $55 and cash transactions of $18. Management believes the Company's strong credit card program is a valuable tool for building a larger customer base, increasing customer loyalty and improving average transaction size.


     Global Expansion Strategy. The Company's global expansion strategy is to continue its growth by opening stores in existing and new North American markets while building its international presence. The number of stores worldwide has increased from 585 at the end of fiscal 1992 to 706 stores currently. In fiscal 1997, Pier 1 anticipates opening 50 to 55 stores in North America while closing 20 to 25 stores. The Company anticipates the opening of additional stores internationally, principally through franchise agreements. Since April 1996, two Pier 1 franchised stores have been opened in Tokyo, Japan, which, if successful, could lead to the development of up to 100 stores in Japan by the year 2000. The Company currently expects that the Japanese franchise program will serve as the model for future international expansion.


     The Company's strong management information systems enable it to effectively implement its strategic initiatives. Over the past ten years, the Company has invested more than $35 million in state-of-the-art data processing systems to better serve its customers and improve inventory management. Future capital investments are anticipated to further improve logistical support and distribution functions.

RETAIL OPERATIONS

     Pier 1 operates stores in 47 states, Puerto Rico, Canada, the United Kingdom, Japan and Mexico. The 15 stores in the United Kingdom operate under the name The Pier. The Company has a relationship with Sears de Mexico and Sears de Puerto Rico pursuant to which Pier 1 merchandise is sold in dedicated retail space in 10 Sears stores in Mexico and four in Puerto Rico. The Company has two franchise stores in Tokyo. See "-- Foreign Operations." No one state or foreign country accounts for more than 14% of total sales and no one store accounts for more than 0.5% of total sales. This diversification helps mitigate the effects of local or regional economic downturns. Company-operated stores are generally free-standing or located in point positions in upscale strip centers in or near suburbs of metropolitan areas. Stores average approximately 7,500 square feet of retail selling space. The Company is testing a smaller prototype store in selected resort areas and continues to test market a mall-based concept under the name "The Market of Pier 1." Pier 1 also operates 11 clearance centers in the U.S. allowing the Company to move excess store inventory on an orderly basis and improve margins on clearance items while permitting the conventional stores to display new merchandise. The average Pier 1 store achieves annual sales of slightly more than $1.2 million, with the highest sales volume occurring during November and December, reflecting the Christmas selling season.


     Pier 1's specialty retail operations have grown over the past decade from 306 stores to 706 stores worldwide. In addition, the Company currently franchises 20 stores in the United States. The Company opened 12 North American stores and closed six stores during the first quarter of fiscal 1997, bringing the North American store count to 668 at the end of the fiscal 1997 first quarter compared to 643 stores the prior year. Subject to changes in the retail environment, availability of suitable store sites and adequate financing, the Company plans to open 50 to 55 stores in North America and to close approximately 20 to 25 stores in fiscal year 1997. In the last three years, 66% of the 150 new stores that the Company opened were in single-store markets, where one key location serves a wide market area.


MERCHANDISING

     Pier 1's product assortment is selected and designed to provide items that are distinctive and specifically suited to the tastes of its customers. Although the general categories of the merchandise sold in Pier 1 stores remain the same, individual items within each general product group are frequently changed to respond to the interests and demands of customers. By continually upgrading and changing the product assortment, Pier 1 generates additional store traffic by encouraging customers to revisit stores to see new items. Products fall generally in the following categories:

     Furniture designed for use in living, dining and kitchen areas as well as sun rooms and covered patios constituted 32.8%, 33.1% and 31.6% of the total retail sales of Pier 1 in fiscal years 1996, 1995 and 1994, respectively. These goods are mainly imported from Italy, Malaysia, Chile, China, the Philippines and Indonesia, and are handcrafted from natural materials, including rattan, pine, beech and rubberwood with either natural, stained or painted finishes. This product category also includes metal and upholstered furniture, glass table tops and seating pads.

     Decorative Accessories constituted the broadest group of merchandise in Pier 1's sales mix and contributed 27.0%, 27.5% and 28.3% to Pier 1's total retail sales in fiscal years 1996, 1995 and 1994, respectively. These items are imported from approximately 40 countries and include brass, stone and wood items, as well as pillows, dried florals, wall decor, baskets and window treatments.

     Housewares are imported from Italy, India and elsewhere in the Far East and Europe and include dinnerware, table top textiles, stemware and barware, as well as additional decorative and functional kitchen or foodservice related items. These goods accounted for 14.1%, 14.3% and 14.0% of the total retail sales of Pier 1 in fiscal years 1996, 1995 and 1994, respectively.

     Bed, Bath and Candles is comprised of bedding, bath and home fragrance products, as well as candles. These rapidly growing categories are imported from the United Kingdom, Germany, Italy, India and the Far East. These goods accounted for 9.2%, 7.8% and 7.4% of the total retail sales of Pier 1 in fiscal years 1996, 1995 and 1994, respectively.

     Seasonal categories of merchandise are comprised of toys, games, festive decorations, picnic, poolside and garden accessories. Pier 1 purchases merchandise to complement both holiday decorating and gift giving, as well as seasonal entertaining. These product categories are purchased from over 20 countries including Sri Lanka, Greece and The Czech Republic. These goods accounted for 9.3%, 8.5% and 6.5% of the total retail sales of Pier 1 in fiscal years 1996, 1995 and 1994, respectively.

     Apparel, which includes jewelry and fashion accessories, is imported from India, Greece, Thailand and Indonesia and accounted for 7.6%, 8.8% and 12.2% of the total retail sales of Pier 1 in fiscal years 1996, 1995 and 1994, respectively. The decreases in sales of soft goods are a result of the Company's focus on increasing consumer demand for home related products coupled with lower demand for apparel and related accessories. The Company plans to de-emphasize apparel in stores during fiscal 1997 and to discontinue sales of soft goods in all its stores during fiscal 1998.

     Most of Pier 1's merchandise is directly imported from foreign suppliers and is handcrafted in cottage industries and small factories. Pier 1 is not dependent on any particular supplier and has enjoyed long-standing relationships with many vendors. During fiscal 1996, Pier 1 imported approximately 27.5% of its purchases from China, 17.5% from India, and another 31.4% was imported from Indonesia, Japan, Thailand, the Philippines and Italy. The remaining 23.6% was imported from various Asian, European, Central American, South American and African countries or obtained from United States manufacturers, wholesalers or importers. In selecting the source of a product, Pier 1 considers quality, dependability of delivery and cost.

CUSTOMER SERVICE

     Pier 1's goal is to provide the highest level of customer service. This process begins with the selection of store managers, attracting those entrepreneurial women and men who understand their primary job is serving customers and training store associates. The average store manager is 34 years old and has served the Company for eight years; 55% of the managers are women. Managers are compensated on store sales and profit performance and are motivated to produce positive results. The Company focuses its hiring practices on candidates who enjoy serving people and present a helpful, caring demeanor.

     As part of its emphasis on customer service, the Company instituted the "100% Greet" program which requires 100% of the sales associates to greet customers 100% of the time. The Company's "Best Seller" program supplements 100% Greet and encourages sales associates to offer solutions to customers' home furnishing and decorating challenges. Additional sales initiatives, originating from the field or home office, are communicated to store personnel on a regular basis. The Company monitors levels of customer assistance and sales techniques with approximately 6,000 "mystery customers" who report to the Company on service and 100% Greet standards via a toll-free number after shopping Pier 1 stores. Each mystery customer call is logged and a written report is sent to each individual store on its performance.

MARKETING

     Pier 1 uses various media to convey its message of variety, quality and value to its target customers, consisting principally of television and magazine advertising, promotional sales inserts in newspapers and by direct mail, and mailings to Pier 1's proprietary credit card customers. The Company's current domestic advertising budget is 4.4% of its domestic annual sales. Market research has revealed that Pier 1's customer base consists primarily of women (70%) with half of the customers between the ages of 25 and 44. Over 75% of Pier 1's customers have some college education and work full or part time. The median household income of its customers is $50,000. The Company uses its market research to focus its advertising campaigns.

     The Company instituted a major change in its advertising program in fiscal 1996 by implementing a national network television campaign focusing on image building rather than promotions. Prior to this campaign the Company relied on newspaper advertising as its major marketing tool. Careful media analysis, however, revealed a decline in newspaper readership by the Company's target customers and low penetration among younger consumers. Television commercials air monthly on network programs including several popular NBC and Fox prime time shows, NBC's Today Show, ten cable networks and top-rated syndicated programs. The Company has designated 67% of its fiscal 1997 advertising budget for television advertising, funded in part by the discontinuation of most newspaper advertising. The TV commercials present a typical shopping experience at Pier 1 stores and feature actual customers sharing their personal reasons for shopping at Pier 1 stores. Since the national television advertising was instituted, Pier 1 has experienced strong same store sales increases and significant increases in store traffic and gross margins.

     In addition to television advertising, the Company continues to rely on promotional and seasonal sales inserts that support monthly store promotions; nearly 20% of its domestic advertising budget is dedicated to this effort. Nine monthly inserts are distributed through newspapers and direct mail to over 14 million customers in the top sales-producing zip codes surrounding each store.

     The Company allocates 10% of its domestic advertising budget to magazine advertising, selecting popular home and shelter magazines to showcase Pier 1's newest, most fashion-forward merchandise, with an emphasis on style and quality.

     The Company initiated its proprietary credit card program in 1988 and views its credit card as an important part of its marketing strategy. In the last two years, the number of cardholders increased from 932,000 to nearly 1.9 million with proprietary credit card sales increasing from $126.8 million to $188.3 million during the same period. Sales on Pier 1's proprietary credit card averaged $130 per transaction compared to average third-party credit card purchases of $55 and average cash transactions of $18. During the past fiscal year, credit card purchases represented 23.2% of total sales. The Company increases its cardholder base using in-store credit card promotions aided by sales-oriented quick-credit approvals, combined with targeted, direct-mail offerings to potential new customers. With its recently upgraded cardholder database, the Company is initiating programs to stimulate sales from credit customers, such as promotional mailings for birthdays, relocations and card anniversaries; quarterly newsletters to Pier 1's top 5% of its credit cardholders; awards for reaching specified purchase levels; and efforts to reactivate inactive accounts by sending different promotional material depending on the length of time of inactivity. Future programs anticipate using the purchase history of customers to target promotions for specific lines of merchandise.

     Management recently instituted a national bridal and gift registry as a new marketing tool that will be fully implemented by November 1996. The bridal registry will be supported by the addition of wrapping and mailing stations in each store, enabling purchases to be shipped conveniently nationwide.

FOREIGN OPERATIONS

     In fiscal 1996, a wholly owned subsidiary of the Company entered into a franchise agreement with Akatsuki Printing Co., Ltd. and Skylark Group ("Akatsuki") to develop Pier 1 retail stores in Japan. Akatsuki recently opened its first two licensed stores in Tokyo, and initial sales have exceeded Akatsuki's expectations. Akatsuki plans to open an additional three stores in the Tokyo area in this fiscal year. The franchise agreement provides for the licensing of up to an additional 95 stores if the initial five stores prove to be successful during a 12-month test period. The Company currently expects that the Japanese franchise program will serve as the model for future international expansion elsewhere.


     In fiscal 1993, the Company invested in preference stock of The Pier, a 15-store retail chain located in the United Kingdom that offers decorative home furnishings and related items in a store setting similar to that operated by the Company. At the Company's sole option, the preference stock may be converted into a 90% controlling interest of The Pier. At the end of the first quarter of fiscal 1997, the Company's net investment in The Pier was $6.0 million. The Company also guarantees a bank line available to The Pier of L4.1 million or $6.3 million and as of June 1, 1996, $4.8 million was outstanding under this line. The Pier plans to close one store near the end of fiscal 1997 and focus on profitability rather than expansion.


     During fiscal 1994, Pier 1 entered into an arrangement to supply Sears de Mexico with Pier 1 merchandise to be sold in certain Sears stores throughout Mexico. Presently 10 Sears stores in Mexico offer Pier 1 merchandise. This program was slowed by the Mexican recession, but improved results are expected in fiscal 1997. In fiscal 1996, the Company entered into a separate agreement with Sears Roebuck de Puerto Rico to market and sell Pier 1 merchandise in Puerto Rico. The Sears de Puerto Rico and Pier 1 alliance is growing: currently four Sears de Puerto Rico Pier 1 stores are in operation and the Company anticipates that two more stores will be opened in Puerto Rico in fiscal 1997.

     The Company maintains two wholly owned foreign subsidiaries; one which is incorporated under the laws of Hong Kong and manages certain merchandise procurement, export and financial service functions for Pier 1, and a second which is incorporated under the laws of Bermuda and owns the right to license the Pier 1 trademarks outside the U.S. and Canada.

DISTRIBUTION

     Pier 1 currently operates six regional distribution centers located in or near Baltimore, Maryland; Los Angeles, California; Fort Worth, Texas; Chicago, Illinois; Savannah, Georgia; and Columbus, Ohio, and leases additional space from time to time on a temporary basis. Imported merchandise and a portion of domestic purchases are delivered to the distribution centers and staged for shipment to the various stores in the center's region. The merchandise is then distributed to retail stores by contract carriers. Due to the time delays involved in procuring merchandise from foreign suppliers, Pier 1 is required to maintain a significant amount of inventory in order to be assured of a sufficient supply of products to its customers. A stock of regularly reordered items and temporary inventory surpluses have, from time to time, been carried at the distribution centers.

COMPETITION

     Pier 1 primarily competes with small specialty sections of large department stores, home furnishing stores, small specialty import stores and discount stores. Management believes that its stores compete on the basis of price, depth and breadth of merchandise assortment and customer service. The Company believes Pier 1 stores enjoy a competitive edge over competing retailers due to greater name recognition, established vendor relationships and the extent and variety of the merchandise offered. While other stores may offer fewer items and change them less frequently, Pier 1 differentiates itself by offering an array of unique and frequently changing products.

IMPORTING RISKS


     As a retailer of imported merchandise, the Company is subject to certain risks that typically do not affect retailers of domestically produced merchandise, including the need to order merchandise from four to 12 months in advance of delivery and the obligation to pay for such merchandise at the time it is loaded for transport to designated U.S., international or Canadian destinations. Additionally, dock strikes, fluctuations in foreign currency exchange rates, restrictions on the convertibility of the dollar and other currencies, duties, taxes and other charges on imports, import quota systems and other restrictions generally placed on foreign trade can affect the price, delivery and availability of ordered merchandise. The inability to import products from certain countries or the imposition of significant tariffs could have a material adverse effect on the results of operations of the Company.


     In 1988, the Omnibus Trade and Competitiveness Act was signed into law amending the Trade Act of 1974 (the "Act"). This legislation was enacted in response to a perceived decline in U.S. global competitiveness and the continuing presence of unfair trade practices that limit U.S. exporters' access to foreign markets. Under the law, unfair trade practices of countries around the world may be investigated by the United States Trade Representative and such investigations may lead to sanctions which could take the form of quotas or increased duties on imports into the U.S.

     Under the Act the U.S. Trade Representative is required to take some action within 30 days (subject to being postponed for 180 days) after the conclusion of its investigation of countries alleged to have committed unfair trade practices. Upon a determination that a country has committed an unfair trade practice, the U.S. Trade Representative may designate the subject country a priority foreign country whose trade practices, if corrected, would provide the greatest potential for expansion of U.S. exports. On three previous occasions, the U.S. Trade Representative identified China as a priority foreign country under the Act, which designations were rescinded after agreements were reached with China regarding the bases for the designations.

     The United States may employ other measures besides the Act to implement its international trade policies and objectives, such as the withdrawal of MFN status to countries around the world which would cause import duties to increase. In June 1996, the President renewed the MFN status of the People's Republic of China; however, annually, the MFN status with China is subject to review and renewal which, if lost, would cause the Company to source affected goods from other countries.

     Any type of sanction on imports is likely to increase the Company's import costs or limit the availability of products purchased from sanctioned countries. In such event, the Company will seek similar products from other countries.

     The United States and more than 100 other countries culminated seven years of negotiations with an agreement which became effective January 1, 1995, to reduce, over time, tariff and non-tariff barriers to world trade in goods and services and to establish a World Trade Organization to replace the General Agreement on Tariffs and Trade. Any agreement which may reduce tariff and non-tariff barriers in international trade is considered beneficial to the Company's business in the United States and around the world.

TRADE MARKS


     Pier 1 owns five federally registered service marks under which its Company-operated and franchised stores do business. These registrations are for the marks PIER 1 IMPORTS, PIER 1, PIER 1 IMPORTS FOR A CHANGE and FOR A CHANGE. Also the Company has registered, and has applications pending for the registration of, Pier 1 trademarks and servicemarks in the U.S. and in numerous foreign countries.


EMPLOYEES

     On March 2, 1996, Pier 1 employed approximately 9,399 persons: 519 were full time employees at the Company's home office, 4,224 were part time employees in its retail stores and distribution centers and 4,656 were full time employees in the stores and distribution centers. The employees of the Company are not covered by any collective bargaining agreement. The Company considers its relationship with its employees to be good.

PROPERTIES

     Pier 1 leases certain properties consisting principally of retail stores, distribution centers and office space. Pier 1 has leased through February 28, 2004, a total of 136,777 square feet of office space in downtown Fort Worth for the Company's home office. Most of the retail store properties are operated under leases that are classified as operating leases. Pier 1 currently owns or leases six distribution centers providing approximately 2.75 million square feet of space in Baltimore, Maryland; Los Angeles, California; Fort Worth, Texas; Chicago, Illinois; Savannah, Georgia; and Columbus, Ohio. Additional space requirements could be accommodated, if necessary, by leasing additional space. At March 2, 1996, the present value of Pier 1's future operating lease commitments aggregated approximately $374 million.

     The Company has agreements with unaffiliated groups to lease certain stores and distribution center space. These unaffiliated groups are committed to make available up to $96.8 million for development or acquisition of stores leased by Pier 1. As of June 1, 1996, the Company had used $86.3 million of that availability. Agreements with these groups mature over the next two years, and the Company is continuously monitoring financial markets to optimize renewal terms.

LEGAL PROCEEDINGS

     As a result of the trading losses incurred in a discretionary investment account managed by a financial consultant, several lawsuits were filed with respect to the Company as described below.

     On December 27, 1995, a derivative suit, entitled Harry Lewis v. Clark A. Johnson et al., was filed by a stockholder on behalf of the Company in the Delaware Chancery Court against each member of the Company's Board of Directors. Four other derivative suits filed in Delaware have been consolidated into this proceeding. The complaint alleges that the Directors violated their fiduciary duties to the Company and its stockholders by not adequately supervising the officers, employees and agents of the Company who were responsible for the trading activities that resulted in the $19.3 million in losses. The suit seeks an accounting to the Company for the damages it sustained. A motion by the defendants to dismiss the suit is pending.

     On January 3, 1996, a derivative suit, entitled John P. McCarthy Profit Sharing Plan, et al. v. Clark A. Johnson et al., was filed by a stockholder on behalf of the Company in the District Court of Tarrant County, Texas against each member of the Board of Directors, two executive officers of the Company and an outside financial consultant of the Company. The complaint alleges that the Directors and executives of the Company violated their duties to the Company and its stockholders by gross mismanagement and waste of the Company's assets exceeding $34.0 million and that the defendants engaged in conspiracy and fraud by concealing and misrepresenting facts to the Company and its stockholders. The suit seeks an award in the amount of all damages sustained by the Company. The Company has filed cross claims against the financial consultant and third party claims against a commodities brokerage firm which executed transactions for the financial consultant, asserting conspiracy and fraud and seeking damages sustained by the Company from the trading activities. Pursuant to an agreement with the plaintiffs, the current directors and officers of the Company were dismissed from the suit without prejudice.

     On January 24, 1996, a suit, entitled Hernan Velasquez v. Clark A. Johnson et al., was filed in the District Court of Tarrant County, Texas against the Company and each member of the Company's Board of Directors. The complaint asserts a class action by Company stockholders purchasing and/or holding Company common stock between July 8, 1994, and December 22, 1995, and alleges fraud and violations of the Texas Securities Act in the dissemination of materially false and misleading information concerning the Company's financial condition. This suit seeks compensatory and exemplary damages in excess of $50 million in connection with purchases by the stockholder class of Company common stock during the class period.

     In addition, there are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operation of their businesses. Liability, if any, associated with these matters is not determinable at this time. While a certain number of the lawsuits (including those discussed above) involve substantial amounts, it is the opinion of management, after consultation with counsel, that the ultimate resolutions of such litigation will not have a material adverse effect on the Company's financial position, results of operation or liquidity.

DISPOSITION OF SUNBELT

     In April 1993, the Company sold its 49.5% interest in Sunbelt to General Host in exchange for 1.9 million shares of General Host's Common Stock. Subsequently, General Host paid a 5% stock dividend, resulting in the Company's holding 2.1 million shares of General Host's Common Stock. In connection with the sale, the Company agreed to make available to Sunbelt up to $25.0 million of non-revolving store development financing (the "Lease Commitment") and to provide Sunbelt a $12.0 million credit facility (the "Credit Facility") through April 1996. In October 1994, in connection with the sale by General Host of its 49.5% interest in Sunbelt to a third party, the Company agreed to extend $22.8 million of the Lease Commitment to Sunbelt until June 30, 1998, at market rental rates and the Company received payment of amounts owed under the Credit Facility. Additionally, the Company guarantees approximately $4.1 million of other Sunbelt lease obligations with a present value of approximately $3.4 million as of June 1, 1996. In April 1995, Sunbelt defaulted on 13 store sublease agreements with the Company comprising the $22.8 million of the Lease Commitment, and the Company terminated the subleases. Sunbelt also defaulted on three nursery store lease agreements guaranteed by the Company. In July 1995, the Company entered into a settlement agreement with Sunbelt concerning Sunbelt's default on the 13 store sublease agreements and store lease agreements guaranteed by the Company. Pursuant to the settlement agreement, Sunbelt agreed to a claim by the Company of $14.7 million (secured by a second lien on up to $6 million of Sunbelt's assets) and agreed to continue to sublease the 13 stores for up to three years or until the Company is able to find a buyer for the properties. Sunbelt also cured the defaults on the three nursery store leases guaranteed by the Company. Additionally, Sunbelt is obligated to make future deferred payments out of its cash flow above specified levels up to a total of $8.0 million (which may be prepaid with $4.0 million in payments made by May 1997 or with $6.0 million in payments made by May 1998). The remaining $6.7 million of the Company's claim will be deemed satisfied if Sunbelt fully performs its obligations relating to these and other terms of the settlement agreement. During the first quarter of fiscal 1996, the Company recorded a pre-tax charge of $14.0 million which represents the estimated cost to disengage from its financial support of Sunbelt.

                                   MANAGEMENT

     Listed below are the executive officers of Pier 1 Imports, Inc.

            NAME              AGE                         POSITION
            ----              ---                         --------
Clark A. Johnson              65     Chairman of the Board and Chief Executive Officer
Marvin J. Girouard            57     President and Chief Operating Officer
Stephen F. Mangum             42     Senior Vice President, Chief Financial Officer and
                                     Treasurer
J. Rodney Lawrence            51     Senior Vice President of Legal Affairs and
                                     Secretary
E. Mitchell Weatherly         48     Senior Vice President of Human Resources
Phil E. Schneider             44     Senior Vice President of Marketing
Charles H. Turner             39     Senior Vice President of Stores
Perry R. McNeely              48     Senior Vice President of Logistics
Jay R. Jacobs                 41     Senior Vice President of Merchandising

     Clark A. Johnson has served as Chairman and Chief Executive Officer of the Company, and a member of the Executive Committee since March 1988. He has been a Director of the Company since March 1983. From May 1985 to March 1988, Mr. Johnson was President and Chief Executive Officer of the Company. He is a Director of Albertson's, Inc., InterTAN, Inc., Metro Media International Group, Anacomp, Inc. and Heritage Media Corporation.

     Marvin J. Girouard has served as President and Chief Operating Officer of the Company and as a Director since August 1988. From May 1985 until August 1988, he served as Senior Vice President -- Merchandising of Pier 1 Imports (U.S.), Inc. ("Pier 1 (U.S.)"). Additionally, he serves as a Director of ENSERCH Corporation.

     Stephen F. Mangum has served as Senior Vice President, Chief Financial Officer and Treasurer of the Company since August 1996. From March 1993 until July 1996, he served as chief financial officer of Bloomingdales, Inc. From September 1987 to March 1993, Mr. Mangum served as vice president of finance and control of Hecht Company, a division of May Department Stores.

     J. Rodney Lawrence has served as Senior Vice President of Legal Affairs and Secretary of the Company since June 1992, and served as Vice President of Legal Affairs and Secretary of the Company from November 1985 to June 1992.

     E. Mitchell Weatherly has served as Senior Vice President of Human Resources of the Company since June 1992 and served as Vice President of Human Resources of the Company from June 1989 to June 1992.

     Phil E. Schneider has served as Senior Vice President of Marketing of the Company since May 1993 and served as Vice President of Advertising of Pier 1 (U.S.) from January 1988 to May 1993.

     Charles H. Turner has served as Senior Vice President of Stores of the Company since August 1994 and served as principal accounting officer of the Company from January 1992 to August 1994.

     Perry R. McNeely has served as Senior Vice President of Logistics of the Company since June 1994.

     Jay R. Jacobs has served as Senior Vice President of Merchandising of the Company since May 1995 and served as Vice President of Pier 1 (U.S.) Divisional Merchandising from May 1993 to May 1995.

                            DESCRIPTION OF THE NOTES

     The Notes will be issued under an indenture (the "Indenture") between the Company and Wells Fargo Bank (Texas), N.A., as trustee (the "Trustee"), a copy of which will be filed as an exhibit to the Registration Statement. The following are summaries of certain terms applicable to the Notes and do not purport to be complete. The summaries are subject to, and qualified in their entirety by reference to, the provisions of the Indenture, including the definitions therein of certain terms. Whenever reference is made to defined terms of the Indenture, such defined terms are incorporated herein by reference.

GENERAL

     The Notes will be unsecured general obligations of the Company, subordinate in right of payment to certain other obligations of the Company as described under "-- Subordination," and convertible into Common Stock as described under "-- Conversion of the Notes." The Notes will be limited to $50.0 million aggregate principal amount ($57.5 million if the Underwriters' over-allotment option is exercised in full) and will mature on October 1, 2006 (the "Maturity Date"). The Notes will bear interest at the rate per annum shown on the cover page hereof from the date of original issue or from the most recent Interest Payment Date (as defined) to which interest has been paid or duly provided for, and accrued but unpaid interest will be payable semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 1997 (each, an "Interest Payment Date"), or, if any such day is not a business day, on the next succeeding business day. Interest will be paid to Noteholders of record ("Holders") at the close of business on March 15 and September 15, respectively, immediately preceding the relevant Interest Payment Date (each, a "Regular Record Date"). Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     Principal and premium, if any, and interest will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, at the office or agency of the Company maintained for those purposes in New York, New York (which will be a corporate trust office designated by the Trustee), except that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holder entitled thereto as it appears on the Note Register on the related record date.

     The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any transfer or exchange of Notes, but, subject to certain exceptions set forth in the Indenture, the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Indenture does not contain any restrictions on the payment of dividends or on the repurchase of securities by the Company or any financial covenants, nor does the Indenture require the Company to maintain any sinking fund or other reserve for the payment of the Notes.

CONVERSION OF THE NOTES

     The Notes are convertible at any time prior to the Maturity Date (subject to earlier redemption or repurchase, as described below) into shares of Common Stock of the Company at the Conversion Price, subject to adjustment under certain circumstances as described below.


     The Conversion Price is subject to adjustment as set forth in the Indenture upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or other distribution on any class of capital stock of the Company; (ii) a subdivision or combination of outstanding shares of Common Stock; (iii) the issuance or distribution of capital stock of the Company or the issuance or distribution of options, rights, warrants or convertible or exchangeable securities entitling the holder thereof to subscribe for, purchase, convert into or exchange for capital stock of the Company at less than the current market price of such capital stock on the date of issuance or distribution, but in each case only if such issuance or distribution is made generally to holders of Common Stock or of a class or series of outstanding capital stock convertible into or exchangeable or exercisable for Common Stock (provided that the issuance of capital stock upon the exercise of such options, rights, or warrants or the conversion or exchange of convertible or exchangeable securities will not cause an adjustment in the conversion price if no such adjustment would have been required at the time such options, rights or warrants or convertible or exchangeable securities were issued); (iv) the dividend or other distribution to holders of Common Stock generally of evidences of indebtedness of the Company or assets (including securities, but excluding shares of capital stock and those rights, warrants, options, convertible or exchangeable securities, dividends and distributions referred to above, dividends and distributions in connection with the liquidation, dissolution or winding up of the Company and distributions of cash and/or equity securities referred to below); (v) distributions (including dividends) consisting of cash (excluding any cash portion of distributions referred to in clause (iv) above) and/or equity securities of one or more wholly or majority owned subsidiaries of the Company to holders of Common Stock generally to the extent the amount of such cash and the fair market value of such equity securities, combined with (A) all such cash distributions made within the preceding 12 months with respect to which no adjustment has been made plus (B) all cash and the fair market value of all other consideration payable with respect to any tender offers by the Company or any of its subsidiaries for Common Stock within the preceding 12 months with respect to which no adjustment has been made plus (C) the fair market value of all such equity securities distributed within the preceding 12 months with respect to which no adjustment has been made, exceeds 15% of the Company's market capitalization (being the product of the then current market price of the Common Stock multiplied by the number of shares of Common Stock then outstanding) on the record date for such distribution; and (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the amount of cash and the fair market value of all other consideration payable with respect to such tender offer, combined together with (A) all cash and the fair market value of all other consideration payable with respect to any other tender offer within 12 months preceding such tender offer with respect to which no adjustment has been made plus (B) the aggregate amount of all such cash referred to in clause (v) above distributed within the 12 months preceding such tender offer with respect to which no adjustment has been made plus (C) the fair market value of all equity securities referred to in clause (v) above distributed within the 12 months preceding such tender offer with respect to which no adjustment has been made, exceeds 15% of the Company's market capitalization at the time of such tender offer.



     Notwithstanding the foregoing, (a) if the options, rights or warrants or convertible or exchangeable securities described in clause (iii) of the preceding paragraph are exercisable only upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur and (b) if such options, rights or warrants or convertible or exchangeable securities expire unexercised, the Conversion Price will be readjusted to take into account only the actual number of such options, rights or warrants or convertible or exchangeable securities which were exercised. In addition, the provisions of the preceding paragraph will not apply to the issuance of Common Stock or the issuance or exercise of options to purchase Common Stock under any stock-based employee compensation plan now existing or hereafter adopted, subject to certain limitations and adjustments.


     No adjustment will be made to the Conversion Price until cumulative adjustments to the Conversion Price amount to at least 1% of the Conversion Price, as last adjusted. Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, or the payment of dividends on the Common Stock. The Company from time to time may reduce the Conversion Price if the Board of Directors of the Company has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive.


     In the event that rights certificates are issued pursuant to the Rights Agreement dated as of December 9, 1994, between the Company and First Interstate Bank of Texas, N.A., as Rights Agent to holders of Common Stock upon the occurrence of certain events specified in such Rights Agreement (the "Distribution Date"), holders of Notes that have not been converted into Common Stock prior to the Distribution Date will not be entitled to receive the rights that would otherwise have been issued with respect to the shares of Common Stock received upon such conversion, but the Conversion Price of such Notes will be reduced as provided above. Shares of Common Stock received upon conversion of any Note prior to the Distribution Date will be accompanied by the appropriate number of rights provided under such Rights Agreement, and no adjustment will be made with respect to the Conversion Price for any such Note.

     In the event of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination to which the Company is a party or a sale or conveyance to another entity of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, each Holder will have the right thereafter to convert such Holder's Notes into the kind and amount of shares of stock, other securities or other property or assets which the Holder would have owned or have been entitled to receive immediately upon such consolidation, merger, combination, sale or conveyance had such Note been converted into Common Stock immediately prior to the effective date of such reclassification, change, consolidation, merger, combination, sale or conveyance. Certain of the foregoing events may also constitute or result in a Change of Control requiring the Company to offer to repurchase the Notes. See "-- Repurchase at the Option of Holders Upon Change of Control."

     Fractional shares of Common Stock will not be issued upon conversion. A person otherwise entitled to a fractional share of Common Stock upon conversion will receive cash equal to the equivalent fraction of the current market price of a share of Common Stock on the business day prior to conversion.

     Except as provided below, a Holder who surrenders a Note (or portion thereof) between the close of business on a Regular Record Date and the next Interest Payment Date will receive interest on such Interest Payment Date with respect to the Note (or portion thereof) so converted through such Interest Payment Date. If, however, such Regular Record Date is on or after March 15, 2000, any Note surrendered for conversion between such date and the related Interest Payment Date must be accompanied by a payment equal to the interest on such Note (or portion thereof converted) payable by the Company on such Interest Payment Date, which payment will be returned to such Holder if the Company defaults in the payment of such interest. Except as otherwise provided, no payment of interest on converted Notes will be payable by the Company on any Interest Payment Date subsequent to the date of conversion, and no adjustment will be made upon conversion of any Note for interest accrued thereon or dividends paid on Common Stock issued.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not redeemable at the option of the Company prior to October 1, 1998. Thereafter, the Notes will be redeemable, in whole or from time to time in part, upon not less than 30 days' nor more than 60 days' prior notice of the redemption date, mailed by first class mail to each Holder's last address as it appears in the Note Register, at the Redemption Prices established for the Notes, together with accrued but unpaid interest, if any, to the date fixed for redemption. Notwithstanding the foregoing, prior to October 1, 1999, the Notes cannot be redeemed at the option of the Company unless the average closing price of the Common Stock for a period of 30 consecutive trading days ending within 20 days before the notice of redemption is mailed equals or exceeds 150% of the then effective Conversion Price. The Redemption Prices for the Notes (expressed as percentages of the principal amount) are as follows:

   FOR THE 12
     MONTHS
AFTER OCTOBER 1,                                   PERCENTAGE
- ----------------                                   ----------
     1998.........................................     %
     1999.........................................     %
     2000.........................................     %
     2001.........................................     %
     2002.........................................     %
     2003 and thereafter..........................  100%

     If less than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis by lot or by such method that complies with applicable legal requirements and that the Trustee considers fair and appropriate. The Trustee may select for redemption portions of the principal amount of Notes that have a denomination larger than $1,000. Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The Trustee will make the selection from Notes outstanding and not previously called for redemption.

REPURCHASE AT THE OPTION OF HOLDERS UPON CHANGE OF CONTROL

     If a Change of Control (as defined) occurs, the Company will offer to repurchase each Holder's Notes pursuant to an offer as described below (the "Change of Control Offer") at a purchase price equal to 100% of the principal amount of such Holder's Notes, plus accrued but unpaid interest, if any, to the date of purchase.


     Under the Indenture, a "Change of Control" means the occurrence of any of the following events after the date of the Indenture (i) any person or group (within the meaning of Section 13(d) or Section 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), becomes the direct or indirect beneficial owner of shares of capital stock of the Company representing greater than 50% of the combined voting power of all outstanding shares of capital stock of the Company entitled to vote in the election of directors under ordinary circumstances; (ii) subject to certain exceptions, the Company consolidates with or merges into any other entity and the outstanding Common Stock is changed or exchanged as a result; (iii) the Company conveys, transfers or leases all or substantially all of its assets to any other entity; (iv) at any time Continuing Directors (as defined) do not constitute a majority of the Board of Directors of the Company; or (v) on any day (a "Calculation Date") the Company makes any distribution or distributions of cash, property or securities (other than regular quarterly dividends, Common Stock, preferred stock which is substantially equivalent to Common Stock or rights to acquire Common Stock or preferred stock which is substantially equivalent to Common Stock) to holders of Common Stock, or the Company or any of its subsidiaries purchases or otherwise acquires Common Stock, and the sum of the fair market value of such distribution or purchase on the Calculation Date, plus the fair market value, when made, of all other such distributions and purchases which have occurred during the 12 month period ending on the Calculation Date, in each case expressed as a percentage of the aggregate market price of all of the shares of Common Stock outstanding at the close of business on the last day prior to the date of each such distribution or purchase, exceeds 50%. "Continuing Director" means at any date a member of the Company's Board of Directors (i) who is a member of such Board on the date of the Indenture or (ii) who was nominated or elected by at least two-thirds of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least two-thirds of the directors who were Continuing Directors at the time of such election. Under this definition, if the present Board of Directors of the Company were to approve a new director or directors and then resign, no Change of Control would occur even though the present Board of Directors would thereafter cease to be in office.


     Within 30 days after any Change of Control, unless the Company has previously mailed a notice of optional redemption by the Company of all of the Notes, the Company will mail a notice of the Change of Control Offer to each Holder by first class mail at such Holder's last address as it appears on the Note Register stating: (i) that a Change of Control has occurred and that the Company is offering to repurchase all of such Holder's Notes; (ii) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma income, cash flow and capitalization of the Company after giving effect to such Change of Control); (iii) the repurchase price (the "Change of Control Payment"); (iv) the expiration date of the Change of Control Offer, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed; (v) the date such purchase will be effected, which must be no later than 30 days after the expiration date of the Change of Control Offer; (vi) that unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (vii) the Conversion Price; (viii) the name and address of the paying agent and conversion agent; (ix) that Notes must be surrendered to the paying agent to collect the Change of Control Payment; and (x) any other information required by applicable law and any other procedures that a Holder must follow in order to have such Notes repurchased.

     In the event the Company is required to make a Change of Control Offer, the Company will comply with any applicable securities laws and regulations, including, to the extent applicable, Section 14(e), Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable in connection with any offer by the Company to purchase Notes at the option of Holders.

     The Company, could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change of Control under the Indenture, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time. The incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds at the time of such event to pay the Change of Control Payment for all Notes tendered by Holders.

     Certain of the Company's existing and future agreements relating to its indebtedness could prohibit the purchase by the Company of the Notes pursuant to the tender by Holders pursuant to a Change of Control Offer. Depending on the financial circumstances of the Company, such purchase by the Company could cause a breach of certain covenants contained in such agreements. A default by the Company on its obligation to pay the Change of Control Payment could, pursuant to cross-default provisions, result in acceleration of the payment of other indebtedness of the Company outstanding at that time. See "-- Subordination."

SUBORDINATION

     The payment of principal of and premium, if any, and interest on the Notes will be, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshalling of assets, whether voluntary, involuntary or in receivership, bankruptcy, insolvency or similar proceedings, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before Holders will be entitled to receive any payment on account of principal of and premium, if any, and interest on the Notes or on account of any other monetary claims under or with respect to the Notes, and before the Company may acquire any Notes for cash, property, assets or securities. No payments on account of principal of and premium, if any, and interest on the Notes may be made if at the time thereof: (i) there exists a default in the payment of all or any portion of the obligations under any Senior Indebtedness or (ii) there exists a default in any covenant with respect to the Senior Indebtedness that would permit acceleration of the maturity thereof (other than as specified in clause (i) of this sentence) which has not been cured or waived and is continuing, and the Trustee and the Company receive written notice from any holder of such Senior Indebtedness stating that no payment may be made with respect to the Notes, provided that no such default will prevent any payment on, or with respect to, the Notes for more than 120 days unless the maturity of such Senior Indebtedness is accelerated.

     The Holders will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made on Senior Indebtedness upon any distribution of assets in any such proceedings out of the distributive share of the Notes.


     "Senior Indebtedness" means the principal of (and premium, if any) and interest on (a) all existing indebtedness of the Company (including indebtedness of others guaranteed by the Company) other than the Notes and the 8 1/2% exchangeable debentures due 2000 (which rank pari passu with the Notes), which is (i) for money borrowed or (ii) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (b) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and leaseback transaction to which the Company is a party, (c) amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation and (d) any future indebtedness of the Company described in (a) above, and amendments, renewals, extensions, modifications and refundings thereof, provided that the instrument creating or evidencing any such future indebtedness or obligation provides that such indebtedness or obligation is senior in right of payment to the Notes. Senior Indebtedness does not include indebtedness or amounts owed (except to banks or other financial institutions) for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of the Company or of any other person from whom such indebtedness or amount was assumed.

     The Notes are unsecured obligations of the Company, and, accordingly, will rank pari passu with all obligations of the Company that arise by operation of law or are imposed by any judicial or governmental authority. The Notes are obligations exclusively of the Company, and accordingly, will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of its Subsidiaries. The right of the Company, and, therefore, the right of creditors of the Company (including Holders) to receive assets of any such Subsidiary upon the liquidation or reorganization of such Subsidiary or otherwise, as a practical matter, will be effectively subordinated to the claims of such Subsidiary's creditors, except to the extent the Company is itself recognized as a creditor of such Subsidiary or such other creditors have agreed to subordinate their claims to the payment of the Notes, in which case the claims of the Company would still be subordinate to any secured claim on the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

     At August 1, 1996, $109.3 million of Senior Indebtedness was outstanding. The Company will from time to time incur additional indebtedness constituting Senior Indebtedness.

CONSOLIDATION, MERGER AND SALE OF ASSETS


     The Company may not, without the consent of the Holders of a majority in aggregate principal amount of Notes then outstanding, consolidate with or merge into any other entity or convey, transfer, sell or lease its assets substantially as an entirety to any entity unless: (i) either (a) the Company is the continuing corporation or (b) the entity formed by such consolidation or into which the Company is merged or the entity to which such assets are sold, leased, transferred, conveyed or disposed is organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes by supplemental indenture all obligations of the Company under the Notes and the Indenture, (ii) immediately before and immediately after giving effect to such merger, consolidation, conveyance, transfer, sale, lease or disposition no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, under the Indenture has occurred and is continuing, (iii) immediately after giving effect to such merger, consolidation, conveyance, transfer, sale, lease or disposition, the Notes and the Indenture, as supplemented, will be valid and enforceable obligations of the Company or such successor and (iv) the Company has delivered to the Trustee an Officer's Certificate and an opinion of counsel, each stating that such merger, consolidation, conveyance, transfer, sale, lease or disposition and such supplemental indenture comply with the applicable provisions of the Indenture.


EVENTS OF DEFAULT


     The following will be Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Note when due and payable, whether at maturity, upon redemption, upon a Change of Control Offer or otherwise, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Note when due, which failure continues for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) failure to perform the other covenants of the Company in the Indenture, which failure continues for 90 days after written notice as provided in the Indenture; (d) failure to pay when due principal of, or the acceleration of payment of, any indebtedness for money borrowed by the Company or any of its Subsidiaries in excess of $10 million, individually or in the aggregate, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice as provided in the Indenture; and (e) certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary. Subject to the provisions of the Indenture relating to the duties of the Trustee in case of the occurrence of an Event of Default, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, Holders of a majority in aggregate principal amount of the outstanding

Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes by notice to the Company and Trustee may declare the unpaid principal of, premium, if any, and interest on all outstanding Notes due and payable; provided, however, that if an Event of Default under clause (e) above occurs, all unpaid principal of, premium, if any, and interest on all outstanding Notes will automatically become due and payable without any declaration or other act on the part of the Trustee or any Holders. After such acceleration, but before a judgment or decree based on acceleration, Holders of a majority in aggregate principal amount of the then outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "-- Modifications, Amendments and Waivers."

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default, (ii) Holders of at least 25% in aggregate principal amount of the then outstanding Notes have made written request and offered satisfactory indemnity to the Trustee to institute such proceeding as Trustee, (iii) the Trustee failed to institute such proceeding within 60 days after the receipt of such request and offer of indemnity and (iv) during such 60-day period, no direction inconsistent with such request is given to the Trustee by the Holders of a majority in aggregate principal amount of the then outstanding Notes.

MODIFICATIONS, AMENDMENTS AND WAIVERS


     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes held by persons other than affiliates of the Company; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (i) change the stated maturity of, or any installment of interest on, or waive a default in the payment of principal, premium, if any, or interest on, any Note, (ii) reduce the principal amount of any Note or reduce the rate or extend the time of payment of interest on any Note, (iii) increase the Conversion Price (other than in connection with a reverse stock split as provided in the Indenture), (iv) change the currency of payment of principal of, or premium or repurchase price, if any, or interest on, any Note, (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (vi) adversely affect the right to exchange or convert Notes, (vii) reduce the vote of Holders necessary to waive certain defaults or compliance with certain provisions of the Indenture, consent to any merger, consolidation or conveyance, sale, transfer or lease of assets, or modify or amend the Indenture, (viii) modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the Holders, (ix) except as permitted by the Indenture, consent to the assignment or transfer by the Company of any of its rights and obligations thereunder or (x) modify the provisions of the Indenture with respect to the right to require the Company to repurchase Notes in a manner adverse to the Holders.


     Holders of a majority in aggregate principal amount of the then outstanding Notes held by persons other than affiliates of the Company may, on behalf of all Holders, waive any past default under the Indenture or Event of Default, except a default in the payment of principal of, premium, if any, or interest on any of the Notes or a provision which under the Indenture cannot be amended without the consent of the Holder of each outstanding Note.

     Amendments and supplements of the Indenture may be made by the Company and the Trustee without the consent of any Holder, in part, to: (i) cure any ambiguity, defect or inconsistency (which does not adversely affect the rights of any Holder); (ii) comply with the restriction on mergers, consolidations, and asset sales or with the provisions relating to conversion upon such events;
(iii) add to the covenants of the Company further covenants, restrictions, conditions or provisions for the protection of the Holders; (iv) make any change that does not adversely affect the legal rights of any Holder under the Indenture; or (v) comply with requirements of the Securities and Exchange Commission in order to effect or maintain qualification of the Indenture under the Trust Indenture Act.


GOVERNING LAW


     The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to such State's conflict of law principles.

CONCERNING THE TRUSTEE

     The Trustee makes loans to and is a depository for funds of the Company. The Trustee is a participating lender in the amounts of: $20 million of the Company's $65 million revolving credit facility; $10 million of the Company's $105 million trade finance facility; $5 million in standby letters of credit supporting $25 million of industrial revenue bonds guaranteed by the Company; and $12 million of a $45 million store development and lease facility of a company that leases stores to the Company, which leases are guaranteed by the Company. The Trustee is resigning as the Company's transfer agent for the Common Stock. The Trustee may in the future perform other services for the Company and its subsidiaries in the normal course of its business. The Indenture does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of Senior Indebtedness.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, par value $1.00 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share. At August 1, 1996, there were 45,242,289 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. The transfer agent and registrar for the Common Stock is Wells Fargo Bank (Texas), N.A., which will be replaced by Chase Mellon Shareholder Services, LLC. The following statements with respect to the Company's capital stock include summaries of certain provisions of the Company's Certificate of Incorporation and By-Laws. These statements do not purport to be complete and are qualified in their entirety by reference to such documents.

COMMON STOCK

     Each outstanding share of Common Stock entitles the holder thereof to one vote on all matters voted upon by stockholders of the Company. Holders of Common Stock are not entitled to any cumulative voting rights or to any preemptive rights other than pursuant to the Share Purchase Rights Plan discussed below. The outstanding shares of Common Stock are fully paid and nonassessable.

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, subject to the rights of holders of any Preferred Stock, each outstanding share of Common Stock entitles its holder to receive pro rata any assets remaining after satisfaction of corporate liabilities.

     All outstanding shares of Common Stock are entitled to share equally in such dividends as the Board of Directors of the Company, in its discretion, may validly declare from funds legally available therefor. For information on restrictions on the payment of dividends, see "Price Range of Common Stock and Dividends."

     On December 9, 1994, the Board of Directors adopted a Share Purchase Rights Plan and declared a dividend of one common stock purchase right (a "Right") payable on each outstanding share of the Company's Common Stock on December 21, 1994 and authorized the issuance of Rights for subsequently issued Common Stock. The Rights, which will expire on December 21, 2004, are initially not exercisable, and until becoming exercisable will trade only with the associated Common Stock. After the Rights become exercisable, each Right entitles the holder to purchase at a specified exercise price one share of Common Stock. The Rights will become exercisable after the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) ten business days (or such later date as determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the outstanding Common Stock. If the Company were acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power were sold, proper provisions would be made so that each Right would entitle its holder to purchase, upon the exercise of the Right at the then current exercise price, that number of shares of common stock of the acquiring company having a market value of twice the exercise price of the Right. If any person or group were to acquire beneficial ownership of 15% or more of the outstanding Common Stock, each Right would entitle its holder (other than such acquiring person whose Rights would become void) to purchase, upon the exercise of the Right at the then current exercise price, that number of shares of Common Stock having a market value on the date of such 15% acquisition of twice the exercise price of the Right. The Board of Directors may at its option, at any time after such 15% acquisition but prior to the acquisition of more than 50% of the outstanding Common Stock, exchange all or part of the then outstanding and exercisable Rights (other than those held by such acquiring person whose Rights would become void) for Common Stock at an exchange rate per Right of one-half the number of shares of Common Stock receivable upon exercise of a Right. The Board of Directors may, at any time prior to such 15% acquisition, redeem all the Rights at a redemption price of $0.01 per Right. The foregoing summary of the Rights does not purport to be complete and is subject to the more complete description thereof set forth in the Company's Registration Statement on Form 8-A dated December 20, 1994, and to the Rights Agreement dated as of December 9, 1994, between the Company and First Interstate Bank of Texas, N.A., as Rights Agent.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further action by the Company's stockholders, from time to time to issue shares of Preferred Stock in one or more series and may, at the time of issuance, fix the voting rights, liquidation preferences, dividend rates, redemption rights and terms and certain other rights and limitations of each series. In February 1987, the Company designated a series of 5,000,000 shares of Preferred Stock, which in October 1987 became the Formula Rate Preferred Stock, and 1,500,000 shares were issued. In June 1991, the Company repurchased and redeemed all outstanding shares of the Formula Rate Preferred Stock, which is currently held in the Company's treasury.

     The Company's Board of Directors may, without further action by the Company's stockholders, from time to time direct the reissuance of shares of Formula Rate Preferred Stock or cancel and retire any or all of the Formula Rate Preferred Stock and direct the issuance of one or more new series of Preferred Stock and at the time of issuance determine the rights, preferences and limitations of each series. The Board of Directors without stockholder approval can issue Preferred Stock with voting and conversion rights that could adversely affect holders of Common Stock. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Holders of Preferred Stock normally would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to holders of Common Stock.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary is a general discussion of certain federal income tax consequences of purchasing, holding, converting and disposing of the Notes. This summary is based on laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary is presented for informational purposes only and relates only to persons who purchase the Notes pursuant to this Prospectus, who hold the Notes or shares of Common Stock issued on conversion of the Notes as "capital assets" within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and who are United States Holders of the Notes. For purposes of this discussion a "United States Holder" means a beneficial owner of Notes that is an individual citizen or resident of the United States, a corporation or partnership organized under the laws of the United States or of any state or political subdivision thereof, an estate, trust or other person or entity the income of which is includible in gross income for tax purposes regardless of its source, or any other holder who is subject to tax on a net income basis with respect to the Notes.

     This summary does not purport to deal with all potential federal income tax considerations, does not discuss state, local or foreign tax consequences and does not cover special rules applicable to taxpayers who may fall into special classes, such as non-resident alien individuals, foreign corporations or other non-United States persons, financial institutions, insurance companies, mutual funds, subchapter S corporations, trusts, exempt institutions, broker/dealers and taxpayers who may be subject to the alternative minimum tax.

INTEREST

     Interest on a Note will generally be taxable to a holder of Notes as ordinary income at the time it is paid or accrued in accordance with the holder's method of accounting for tax purposes. The rules relating to original issue discount will not be applicable to the Notes as the issue price of the Notes will not be less than the stated redemption price at maturity.

CONVERSION OF NOTES INTO COMMON STOCK

     In general, no gain or loss will be recognized for income tax purposes on a conversion of the Notes into shares of Common Stock. Cash paid in lieu of a fractional share of Common Stock, however, will result in taxable gain (or loss), which will be capital gain (or loss) to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in Common Stock received on conversion will include the period during which the converted Note was held. Any interest deemed paid to a holder of Notes in connection with a conversion will be taxable as ordinary income.

  Adjustment of Conversion Price

     The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes -- Conversion of the Notes." Pursuant to Treasury Regulations promulgated under Section 305 of the Code, a holder of Notes may be treated as having received a constructive distribution from the Company, resulting in ordinary income to the extent of the Company's earnings and profits as of the end of the taxable year (subject to a possible dividends received deduction in the case of corporate holders), upon an adjustment of the conversion price of the Notes if (i) the adjustment results in an increase in the holder's proportionate interest in the assets or earnings and profits of the Company and (ii) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment made to compensate for certain taxable distributions to holders of Common Stock would not be considered an adjustment made pursuant to such a formula. In addition, the failure to fully adjust the conversion price of the Notes to reflect distributions of stock dividends to holders of Common Stock may result in a taxable dividend to such holders of Common Stock.

  Distribution on Common Stock

     Distributions on the Common Stock into which Notes have been converted will be taxable as dividends to the extent of the Company's current and/or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends may be eligible for the dividends received deduction in the case of holders which are domestic corporations, subject to applicable limitations. To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Common Stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the Common Stock), and the balance in excess of adjusted basis will be taxed as capital gain.

DISPOSITION OF NOTES OR COMMON STOCK

     Each holder of Notes generally will recognize gain or loss upon the sale, redemption, repurchase, retirement or other disposition of such holder's Notes measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in such Notes, which generally will be the holder's cost. Each holder of Common Stock into which the Notes are converted generally will recognize gain or loss upon the sale or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, redemption, repurchase, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss and would be long-term capital gain or loss if the Notes or the Common Stock had been held for more than one year at the time of the sale or exchange. A holder's initial basis in a Note will be the cash price paid for the Notes. Any interest payment received by a holder in connection with a redemption, repurchase, retirement or other disposition of Notes will be taxed as ordinary income.

BACKUP WITHHOLDING

     A holder of Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These back-up withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after request, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to back-up withholding or (v) does not certify its foreign or other exempt status. A holder who does not provide the Company with such holder's correct TIN also may be subject to penalties imposed by the Internal Revenue Service. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established. The Company will report to holders of Notes and Common Stock and to the Internal Revenue Service the amount of any "reportable payments" required to be reported by the Company under U.S. Treasury Regulations for each calendar year and the amount of tax withheld, if any, with respect to such payments.

     THE U.S. FEDERAL INCOME TAX DISCUSSION ABOVE IS INTENDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A PARTICULAR HOLDER OF NOTES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION TO THEM OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS RELEVANT TO THEIR PARTICULAR CIRCUMSTANCES.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement") among the Company and each of the Underwriters named below (the "Underwriters"), the Company has agreed to sell an aggregate of $50 million principal amount of Notes to the Underwriters, and the Underwriters have severally agreed to purchase the principal amount of Notes set forth opposite their respective names in the table below.


                                                                               AMOUNT OF
           UNDERWRITER                                                           NOTES
           -----------                                                        -----------
    Jefferies & Company, Inc................................................  $25,000,000
    Forum Capital Markets L.P...............................................  $25,000,000
                                                                              -----------
              Total.........................................................  $50,000,000
                                                                              ===========


     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to certain conditions. The Underwriters are committed to purchase all the Notes offered hereby if any of the Notes are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of      % of the principal amount of
Notes. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of      % of the principal amount of Notes to other dealers. After the Offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase from the Company up to $7,500,000 additional principal amount of Notes at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the Notes to be purchased by it shown in the above table bears to $50 million, and the Company will be obligated, pursuant to the option, to sell such additional Notes to the Underwriters. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with this offering.

     The Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the offering of the Notes, including liabilities under the Securities Act, or to contribute to certain payments that the Underwriters may be required to make in respect thereof.

     An application will be made to list the Notes on the New York Stock
Exchange.

     Forum Capital Markets L.P. has in the past performed, and may in the future perform, investment banking or financial advisory services for the Company. Affiliates of Forum Capital Markets L.P. have an interest in the Company's
8 1/2% exchangeable debentures due 2000.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by Kelly, Hart & Hallman (a professional corporation), Fort Worth, Texas, and for the Underwriters by Kelley Drye & Warren LLP, New York, New York and Stamford, Connecticut.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company at March 2, 1996, and for the year then ended, incorporated by reference in this Prospectus and the Registration Statement and the consolidated financial statements of the Company at March 2, 1996, and for the year then ended appearing herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Company at February 25, 1995, and for each of the two years in the period ended February 25, 1995, included in this Prospectus and the Registration Statement, and the consolidated financial statements, including financial statement schedules, at February 25, 1995, and for each of the two years ended February 25, 1995, incorporated in this Prospectus and the Registration Statement by reference to the Annual Report on Form 10-K of the Company for the year ended March 2, 1996, have been so included and incorporated in reliance upon the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding the Company. Copies of such information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.



     The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents and information heretofore filed with the Commission by the Company are hereby incorporated by reference into this Prospectus.

     1. The Company's Annual Report on Form 10-K for the fiscal year ended March 2, 1996.

     2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 1, 1996.

     3. The Company's Current Reports on Form 8-K and 8-K/A, dated March 8, 1996, and March 21, 1996, respectively.

     4. The description of the Company's common stock, par value $1.00 per share, contained in the Company's Registration Statement on Form 8-B, filed on September 17, 1986.

     5. The description of the Rights to Purchase Common Stock contained in the Company's Registration Statement on Form 8-A, dated December 20, 1994.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Notes offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request a copy of the documents incorporated by reference herein, other than exhibits thereto not specifically incorporated by reference. Such requests should be directed to Pier 1 Imports, Inc., 301 Commerce Street, Suite 600, Fort Worth, Texas 76102, Attention: Corporate Secretary, telephone (817) 878-8000.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Reports of Independent Auditors and Accountants......................................     F-2

Consolidated Statements of Operations................................................     F-4

Consolidated Balance Sheets..........................................................     F-5

Consolidated Statements of Cash Flows................................................     F-6

Consolidated Statements of Stockholders' Equity......................................     F-7

Notes to Consolidated Financial Statements...........................................     F-8

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of Pier 1 Imports, Inc.

     We have audited the accompanying consolidated balance sheet of Pier 1 Imports, Inc. as of March 2, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Pier 1 Imports, Inc. for the years ended February 25, 1995 and February 26, 1994, were audited by other auditors whose report dated April 7, 1995, except for Notes 2, 8, 11, and 17, as to which the date is February 29, 1996, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at March 2, 1996, and the consolidated results of its operations and its cash flows for the year ended March 2, 1996, in conformity with generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP

Fort Worth, Texas
April 11, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Pier 1 Imports, Inc.

     In our opinion, the consolidated balance sheet and the related consolidated statements of operations, of cash flows and changes in stockholders' equity as of and for each of the two years in the period ended February 25, 1995, after the restatement described in Note 2, present fairly, in all material respects, the financial position, results of operations and cash flow of Pier 1 Imports, Inc. and its subsidiaries as of and for each of the two years ended February 25, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Pier 1 Imports, Inc. for any period subsequent to February 25, 1995.

/s/ PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP

April 7, 1995, except for Notes 2, 3,
  9, and 12, as to which the
  date is February 29, 1996

                              PIER 1 IMPORTS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                               THREE MONTHS ENDED
                                           --------------------------               YEAR ENDED
                                             JUNE 1,        MAY 27,      --------------------------------
                                              1996            1995         1996        1995        1994
                                           -----------    -----------    --------    --------    --------
                                           (UNAUDITED)    (UNAUDITED)
Net sales.................................  $ 205,292      $ 176,815     $810,707    $711,985    $685,393
Operating costs and expenses:
  Cost of sales (including buying and
     store occupancy).....................    123,595        107,677      485,186     434,412     425,801
  Selling, general and administrative
     expenses.............................     60,546         52,058      235,617     206,022     195,444
  Depreciation and amortization...........      4,775          4,123       17,204      15,989      15,771
  Store-closing provision.................         --             --           --          --      21,250
                                            ---------      ---------     --------    --------    --------
                                              188,916        163,858      738,007     656,423     658,266
          Operating income................     16,376         12,957       72,700      55,562      27,127
Nonoperating (income) and expense:
  Interest income.........................     (1,661)          (345)        (935)     (2,231)     (4,334)
  Interest expense........................      4,253          3,272       14,723      14,223      21,177
  Trading losses (gains)..................         --         15,956       16,463       2,799         (72)
  Provision for Sunbelt Nursery Group,
     Inc. defaults........................         --         14,000       14,000          --          --
  Write-down of General Host securities...         --             --           --       7,543       2,000
                                            ---------      ---------     --------    --------    --------
                                                2,592         32,883       44,251      22,334      18,771
                                            ---------      ---------     --------    --------    --------
          Income (loss) before income
            taxes.........................     13,784        (19,926)      28,449      33,228       8,356
Provision (benefit) for income taxes......      5,511         (1,591)      18,400      11,168       2,423
                                            ---------      ---------     --------    --------    --------
Net income (loss).........................  $   8,273      $ (18,335)    $ 10,049    $ 22,060    $  5,933
                                            =========      =========     ========    ========    ========
Primary net income (loss) per share.......  $     .21      $    (.46)    $    .25    $    .56    $    .15
                                            =========      =========     ========    ========    ========
Fully diluted net income (loss) per
  share...................................  $     .20      $    (.46)    $    .25    $    .56    $    .15
                                            =========      =========     ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                              PIER 1 IMPORTS, INC.

                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                     ASSETS



                                                               JUNE 1,      MARCH 2,    FEBRUARY 25,
                                                                1996          1996          1995
                                                             -----------    --------    ------------
                                                             (UNAUDITED)
Current assets:
  Cash, including temporary investments of $6,533
     (unaudited), $1,588 and $42,536, respectively.........   $  17,521     $ 13,534      $ 50,566
  Accounts receivable, net of allowance for doubtful
     accounts of $3,767 (unaudited), $3,949 and $2,335,
     respectively..........................................      86,425       77,735        64,229
  Inventories..............................................     222,460      223,166       200,968
  Other current assets.....................................      33,753       33,078        34,325
                                                              ---------     --------      --------
          Total current assets.............................     360,159      347,513       350,088
Properties, net............................................     152,666      144,627       105,618
Other assets...............................................      32,891       38,956        30,219
                                                              ---------     --------      --------
                                                              $ 545,716     $531,096      $485,925
                                                              =========     ========      ========

                                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable and current portion of long-term debt......   $   7,523     $  4,454      $  2,638
  Accounts payable and accrued liabilities.................      97,723       96,246        82,419
                                                              ---------     --------      --------
          Total current liabilities........................     105,246      100,700        85,057
Long-term debt.............................................     180,226      180,100       154,432
Deferred income taxes......................................          --           --         2,538
Other non-current liabilities..............................      24,092       22,373        21,501
Stockholders' equity:
  Common stock, $1.00 par, 200,000,000 shares authorized,
     39,877,000 (unaudited), 39,877,000 and 37,826,000
     issued, respectively..................................      39,877       39,877        37,826
  Paid-in capital..........................................     111,238      110,899        93,833
  Retained earnings........................................      88,319       81,633        94,516
  Cumulative currency translation adjustments..............      (1,015)      (1,072)       (1,195)
  Less -- 173,000 (unaudited), 303,000 and 162,000 common
     shares in treasury, at cost, respectively.............      (1,474)      (2,545)       (1,477)
  Less -- subscriptions receivable and unearned
     compensation..........................................        (793)        (869)       (1,106)
                                                              ---------     --------      --------
                                                                236,152      227,923       222,397
Commitments and contingencies
                                                              ---------     --------      --------
                                                              $ 545,716     $531,096      $485,925
                                                              =========     ========      ========

   The accompanying notes are an integral part of these financial statements.

                              PIER 1 IMPORTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                      THREE MONTHS ENDED
                                                  --------------------------            YEAR ENDED
                                                    JUNE 1,         MAY 27,    --------------------------------
                                                     1996            1995        1996        1995        1994
                                                  -----------     -----------  --------    --------    --------
                                                  (UNAUDITED)     (UNAUDITED)
Cash flow from operating activities:
  Net income (loss).............................    $ 8,273       $ (18,335)    $ 10,049    $ 22,060    $  5,933
  Adjustments to reconcile to net cash provided
     by operating activities:
     Depreciation and amortization..............      4,775           4,123       17,204      15,989      15,771
     Deferred taxes and other...................        757           1,046        4,509       3,515      (3,006)
     Store-closing provision....................         --              --           --          --      21,250
     Write-down of General Host securities......         --              --           --       7,543       2,000
     Provision for Sunbelt Nursery Group, Inc.
       defaults.................................         --          14,000       14,000          --          --
     Investment gain............................     (1,607)             --           --          --          --
     Change in cash from:
       Inventories..............................      5,328          (3,295)     (22,198)     18,352     (30,053)
       Accounts receivable and other current
          assets................................     (8,499)         (6,407)     (13,346)    (16,071)    (17,550)
       Accounts payable and accrued expenses....        387          (2,991)       7,159         417      10,103
       Store-closing reserve....................         (4)         (4,043)      (6,020)     (4,650)         --
       Other assets, liabilities, and other,
          net...................................      2,270            (193)          27        (618)        (28)
                                                    -------       ---------     --------    --------    --------
          Net cash provided by (used in)
            operating activities................     11,680         (16,095)      11,384      46,537       4,420
                                                    -------       ---------     --------    --------    --------
Cash flow from investing activities:
  Capital expenditures..........................     (9,147)         (3,969)     (22,127)    (17,471)    (24,617)
  Acquisition of limited partnership interest...         --              --      (40,000)         --          --
  Proceeds from disposition of properties and
     other, net.................................        106             213           84          62         791
  Loans to Sunbelt Nursery Group, Inc. .........         --              --           --      (9,600)     (1,000)
  Proceeds from Sunbelt Nursery Group, Inc. ....         --              --           --      11,600       2,105
  Reserve for Sunbelt Nursery Group, Inc.
     defaults...................................     (1,010)             --           --          --          --
  Proceeds (payments) from investments..........      4,665          (5,000)      (7,600)     (2,093)     (2,353)
                                                    -------       ---------     --------    --------    --------
          Net cash used in investing
            activities..........................     (5,386)         (8,756)     (69,643)    (17,502)    (25,074)
                                                    -------       ---------     --------    --------    --------
Cash flow from financing activities:
  Cash dividends................................     (1,587)         (1,208)      (5,158)     (4,138)     (3,560)
  Proceeds from issuance of long-term debt......         --              --       40,000      11,060          --
  Repayments of long-term debt..................         --         (11,500)     (14,750)     (2,500)         --
  Net borrowings (payments) under line of credit
     agreements.................................     (1,802)          1,600        1,700          --     (33,000)
  Proceeds (payments) from (purchases) sales of
     capital stock, treasury stock, and other,
     net........................................      1,082             874         (565)        (14)        752
                                                    -------       ---------     --------    --------    --------
          Net cash provided by (used in)
            financing activities................     (2,307)        (10,234)      21,227       4,408     (35,808)
                                                    -------       ---------     --------    --------    --------
Change in cash and cash equivalents.............      3,987         (35,085)     (37,032)     33,443     (56,462)
Cash and cash equivalents at beginning of year
  or period.....................................     13,534          50,566       50,566      17,123      73,585
                                                    -------       ---------     --------    --------    --------
Cash and cash equivalents at end of year or
  period........................................    $17,521       $  15,481     $ 13,534    $ 50,566    $ 17,123
                                                    =======       =========     ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                              PIER 1 IMPORTS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                           CUMULATIVE               SUBSCRIPTIONS  UNREALIZED LOSS
                                                            CURRENCY                 RECEIVABLE     ON MARKETABLE       TOTAL
                           COMMON    PAID-IN    RETAINED   TRANSLATION   TREASURY   AND UNEARNED       EQUITY        STOCKHOLDERS'
                            STOCK    CAPITAL    EARNINGS   ADJUSTMENTS    STOCK     COMPENSATION     SECURITIES         EQUITY
                           -------   --------   --------   -----------   --------   ------------   ---------------   ------------
Balance February 27,
  1993...................  $37,607   $ 93,184   $74,413      $  (433)    $(2,599)     $ (1,678)        $    --        $ 200,494
Purchase of treasury
  stock..................      --          --        --           --      (1,545)           --              --           (1,545)
Restricted stock grant
  and amortization.......      --         (62)       --           --           9           309              --              256
Exercise of stock options
  and other..............      10        (452)     (189)          --       3,251            --              --            2,620
Currency translation
  adjustments............      --          --        --         (531)         --            --              --             (531)
Unrealized loss on
  marketable equity
  securities.............      --          --        --           --          --            --          (2,574)          (2,574)
Cash dividends ($.09 per
  share).................      --          --    (3,560)          --          --            --              --           (3,560)
Net income...............      --          --     5,933           --          --            --              --            5,933
                           -------   --------   --------     -------     -------      --------         -------        ---------
Balance February 26,
  1994...................  37,617      92,670    76,597         (964)       (884)       (1,369)         (2,574)         201,093
Purchase of treasury
  stock..................      --          --        --           --      (2,575)           --              --           (2,575)
Restricted stock grant
  and amortization.......      --          (2)       --           --         (61)          263              --              200
Exercise of stock options
  and other..............     209       1,165        (3)          --       2,043            --              --            3,414
Currency translation
  adjustments............      --          --        --         (231)         --            --              --             (231)
Realized loss on
  marketable equity
  securities.............      --          --        --           --          --            --           2,574            2,574
Cash dividends ($.10 per
  share).................      --          --    (4,138)          --          --            --              --           (4,138)
Net income...............      --          --    22,060           --          --            --              --           22,060
                           -------   --------   --------     -------     -------      --------         -------        ---------
Balance February 25,
  1995...................  37,826      93,833    94,516       (1,195)     (1,477)       (1,106)             --          222,397
Purchase of treasury
  stock..................      --          --        --           --      (4,090)           --              --           (4,090)
Restricted stock grant
  and amortization.......       7         123        --           --          29           237              --              396
Exercise of stock options
  and other..............     166         682       365           --       2,993            --              --            4,206
Currency translation
  adjustments............      --          --        --          123          --            --              --              123
Cash dividends ($.13 per
  share).................      --          --    (5,158)          --          --            --              --           (5,158)
Stock dividend (5%)......   1,878      16,261   (18,139)          --          --            --              --               --
Net income...............      --          --    10,049           --          --            --              --           10,049
                           -------   --------   --------     -------     -------      --------         -------        ---------
Balance March 2, 1996....  $39,877   $110,899   $81,633      $(1,072)    $(2,545)     $   (869)        $    --        $ 227,923
Purchase of treasury
  stock (unaudited)......      --          --        --           --         (78)           --              --              (78)
Restricted stock grant
  and amortization
  (unaudited)............      --          --        --           --          --            76              --               76
Stock purchase plan,
  exercise of stock
  options and other
  (unaudited)............      --         339        --           --       1,149            --              --            1,488
Currency translation
  adjustments
  (unaudited)............      --          --        --           57          --            --              --               57
Cash dividends ($.04 per
  share) (unaudited).....      --          --    (1,587)          --          --            --              --           (1,587)
Net income (unaudited)...      --          --     8,273           --          --            --              --            8,273
                           -------   --------   --------     -------     -------      --------         -------        ---------
Balance June 1, 1996
  (unaudited)............  $39,877   $111,238   $88,319      $(1,015)    $(1,474)     $   (793)        $    --        $ 236,152
                           =======   ========   ========     =======     =======      ========         =======        =========

   The accompanying notes are an integral part of these financial statements.

                              PIER 1 IMPORTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (ALL INFORMATION RELATING TO THE THREE MONTHS ENDED JUNE 1, 1996 AND MAY 27,
                               1995 IS UNAUDITED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION -- Pier 1 Imports, Inc. is North America's largest specialty retailer of imported decorative home furnishings, gifts and related items, with retail stores located in the United States, Canada, Puerto Rico and expanding international operations in the United Kingdom, Mexico and Japan. Concentrations of risk with respect to sourcing the Company's inventory purchases are limited due to the large number of vendors or suppliers and their geographic dispersion around the world. The Company sources the largest amount of inventory from China; however, management believes that this merchandise could be replaced by manufacturers from other countries at comparable terms.

BASIS OF CONSOLIDATION -- The consolidated financial statements of Pier 1 Imports, Inc. and its consolidated subsidiaries (the "Company") include the accounts of all subsidiary companies. Material intercompany transactions and balances have been eliminated.

USE OF ESTIMATES -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS -- Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the fiscal 1996 presentation.

FISCAL PERIODS -- The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday nearest the last day of February. Fiscal 1996 consisted of a 53-week year (which occurs every seven years) and fiscal 1995 and 1994 were 52-week years. Fiscal 1996 ended March 2, 1996, fiscal 1995 ended February 25, 1995, and fiscal 1994 ended February 26, 1994.

CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. The effect of foreign currency exchange rate fluctuations on cash is not material.

MARKETABLE SECURITIES -- The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," for fiscal 1995. Under SFAS No. 115, trading account assets are recorded at their fair value, with unrealized gains and losses recorded as trading gains or losses in the Company's statement of operations. See Notes 2 and 9 of the Notes to Consolidated Financial Statements. Debt and equity securities available for sale are recorded at their fair value, with unrealized gains and losses accumulated and included as a separate component of stockholders' equity, net of related income tax effects. Adjustments for any impairments in the market value of equity securities available for sale (based on market conditions) that are deemed to be "other than temporary" are included as a loss in the current year's operations.

TRANSLATION OF FOREIGN CURRENCIES -- Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of stockholders' equity.

FINANCIAL INSTRUMENTS -- The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.

     RISK MANAGEMENT INSTRUMENTS: The Company utilizes various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments. Interest rate swap agreements have been used to modify the interest characteristics of a portion of the Company's debt. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense on the

                              PIER 1 IMPORTS, INC.

consolidated statement of operations. The fair values of the swap agreements are not recognized in the consolidated financial statements. Additionally, interest rate floors have occasionally been used to lock-in rates to minimize the Company's risks to market rate fluctuations. The costs of these interest rate floors are amortized to interest expense over the term of the contract.

     The Company hedges certain commitments denominated in foreign currency through the purchase of forward contracts. The forward contracts are purchased only to cover specific commitments to buy merchandise for resale; any gains or losses on such contracts are included in the cost of the merchandise purchased.

     The Company enters into interest rate swap, interest rate floor, and foreign exchange forward contracts only with major financial institutions and continually monitors its positions with, and the credit quality of, these counterparties to its off-balance sheet financial instruments. The Company does not expect non-performance by any of the counterparties, and any losses incurred in the event of non-performance would not be material. As of March 2, 1996, the Company had no interest rate swap or interest rate floor agreements in place.

     TRADING ACCOUNT INSTRUMENTS: Financial instruments that were used in trading activities were recorded at their fair values, with realized and unrealized gains and losses recorded as trading gains or losses in the Company's statement of operations.

INVENTORIES -- Inventories are comprised primarily of finished merchandise and are stated at the lower of average cost or market; cost is determined principally on the first-in, first-out method.

PROPERTIES, MAINTENANCE AND REPAIRS -- Buildings, equipment, furniture and fixtures, and leasehold interests and improvements are carried at cost less accumulated depreciation. Depreciation is based on the straight-line method over estimated useful lives or lease terms, if shorter.

     Expenditures for maintenance, repairs and renewals which do not materially prolong the useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

DEFERRED COSTS -- Certain initial direct costs associated with new proprietary credit card accounts are capitalized and amortized over the average life of an account. Preopening costs associated with the new stores are capitalized and expensed over one year.

ADVERTISING COSTS -- All advertising costs are expensed the first time the advertising takes place. Advertising costs were $32,093,000, $29,566,000 and $26,620,000 in fiscal 1996, 1995 and 1994, respectively. The amounts of prepaid advertising at fiscal year-ends 1996, 1995 and 1994 were $456,000, $71,000 and $260,000, respectively.

INCOME TAXES -- Income tax expense is based on the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred federal income taxes, net of applicable foreign tax credits, are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings abroad. At March 2, 1996, such undistributed earnings aggregated $16.5 million.

STOCK BASED COMPENSATION -- The Company grants stock options and restricted stock for a fixed number of shares to employees with grant prices equal to the fair market value of the shares at the date of grant. The Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting and Disclosure of Stock-Based Compensation," in October 1995. This standard is effective for the Company's 1997 fiscal year and adoption of SFAS No. 123 will have no effect on the results of operations. The Company will continue to account for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting

                              PIER 1 IMPORTS, INC.

for Stock Issued to Employees," and, accordingly, will recognize no compensation expense for the stock option grants.

NET INCOME PER SHARE -- Net income per share during a period is computed by dividing net income by the weighted average number of common shares outstanding, including common stock equivalents, which were 39,778,000, 39,698,000 and 39,530,000 for fiscal 1996, 1995 and 1994, respectively, and 40,153,000
(unaudited) and 39,827,000 (unaudited) for the three months ending June 1, 1996, and May 27, 1995, respectively. Computation of the weighted average shares for fiscal 1995 and 1994 gives retroactive effect to the 5% stock dividend distributed May 8, 1995. Fully diluted net income per share is based on the assumed conversion of all of the 6 7/8% convertible subordinated notes into common stock, whereby interest expense and debt issue costs, net of tax, on the 6 7/8% convertible subordinated notes is added back to net income. Fully diluted net income per share resulted in less than 3% dilution of primary net income per share for each of the three fiscal years ended March 2, 1996 and for the three months ended May 27, 1995. Fully diluted net income per share is $0.20 for the three months ended June 1, 1996.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS -- In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of by a company. The Company will adopt SFAS No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

UNAUDITED INTERIM FINANCIAL STATEMENTS -- All adjustments that are, in the opinion of management, necessary for a fair statement of the financial position as of June 1, 1996, and the results of operations and cash flows for the three months ended June 1, 1996 and May 27, 1995 have been made and consist only of normal recurring adjustments, except for the trading losses and the provision for Sunbelt Nursery Group, Inc. defaults recorded for the three months ended May 27, 1995. The results of operations for the three months ended June 1, 1996 and May 27, 1995 are not indicative of results to be expected for the fiscal year because of, among other things, seasonality factors in the retail business.

NOTE 2 -- TRADING LOSSES

     In late December 1995, the Company was made aware of losses of $19.3 million resulting from substantial trading activities in a discretionary account by a financial consultant retained to manage the Company's excess cash and short-term investments. The Company maintained a relationship with the consultant over the last nine years and provided funds under his management which at one time reached $22 million. In executing these trading transactions, the consultant may have acted outside the scope of instructions from the Company and improperly attributed transactions to the Company. These transactions are recorded on statements the Company received from brokerage firms that executed the transactions purportedly in accordance with the consultant's instructions. Management believes that these statements represent the best evidence of the transactions that is available to the Company. As a result, the Company has restated its financial statements for affected periods to reflect the gains and losses in the periods indicated by brokerage firm statements.

     Restatements of the financial statements indicate significant trading losses during the first three quarters of each of the fiscal years ended February 25, 1995 and February 26, 1994, and then a substantial recovery of such losses in the fourth fiscal quarter of the fiscal years ended February 25, 1995 and February 26, 1994. Restatements of fiscal 1996 indicate significant trading losses in the first and second quarters of the fiscal year. The Company's restatements had no effect on net income for the full fiscal year ended February 26, 1994. The effect on the financial statements for the full fiscal years ended March 2, 1996 and February 25, 1995 was to reduce net income by net trading losses of $16.5 million and $2.8 million, respectively. These amounts do not

                              PIER 1 IMPORTS, INC.

include any conflicting claims involving the financial consultant or other parties, which are expected to be the subject of protracted legal proceedings. The Company has not recorded any tax benefit on these losses since the realization of such benefit is not considered likely based on the information available at this time. The amounts of the net trading losses or gains for the quarterly periods in fiscal 1996 and 1995 are included in Note 17.

     The Company has attempted to obtain additional information from the financial consultant with respect to its purported trading transactions, but the consultant has not cooperated with these efforts. The ability of the Company to obtain such information, particularly at dates which are relevant to the Company's financial reporting requirements through March 2, 1996, is not ascertainable. The Company has been authorized by the Board of Directors to pursue all legal remedies to recoup the lost funds against any and all parties responsible for the trading losses. The recorded losses have not been reduced by any possible recoveries from such sources.

     On December 27, 1995, a derivative suit, entitled Harry Lewis v. Clark A. Johnson et al., was filed by a stockholder on behalf of the Company in the Delaware Chancery Court against each member of the Company's Board of Directors. The complaint alleges that the Directors violated their fiduciary duties to the Company and its stockholders by not adequately supervising the officers, employees and agents of the Company who were responsible for the trading activities that resulted in the $19.3 million in losses. The suit seeks an accounting to the Company for the damages it sustained.

     On January 3, 1996, another derivative suit, entitled John P. McCarthy Profit Sharing Plan, et al. v. Clark A. Johnson et al., was filed by a stockholder on behalf of the Company in the District Court of Tarrant County, Texas against each member of the Board of Directors, two executive officers of the Company and the outside financial consultant of the Company. The complaint alleges that the Directors and executives of the Company violated their duties to the Company and its stockholders by gross mismanagement and waste of the Company's assets exceeding $34 million and that the defendants engaged in conspiracy and fraud by concealing and misrepresenting facts to the Company and its stockholders. The suit seeks an award in the amount of all damages sustained by the Company. On February 12, 1996, the Company filed a related cross-claim suit against S. Jay Goldinger, the financial consultant, and his firm, Capital Insight, and a third-party claim against a brokerage firm, Refco, Inc., asserting conspiracy and fraud and seeking damages sustained by the Company from the trading activities managed by Goldinger.

     On January 24, 1996, a suit, entitled Hernan Velasquez v. Clark A. Johnson et al., was filed in the District Court of Tarrant County, Texas against the Company and each member of the Company's Board of Directors. The complaint asserts a class action by Company stockholders purchasing and/or holding Company common stock between July 8, 1994 and December 22, 1995, and alleges fraud and violations of the Texas Securities Act in the dissemination of materially false and misleading information concerning the Company's financial condition. The suit seeks compensatory and exemplary damages in excess of $50 million in connection with purchases by the stockholder class of Company common stock during the class period.

     The Company maintains Directors and Officers liability insurance and, as such, the Company's directors and officers will seek indemnification against all of these matters. The ultimate outcome of these complaints cannot presently be determined.

NOTE 3 -- PROVISION FOR SUNBELT NURSERY GROUP, INC. DEFAULTS

     In April 1993, the Company completed the sale of its 49.5% ownership interest in Sunbelt Nursery Group, Inc. ("Sunbelt") to General Host Corporation ("General Host"), a third party unrelated to the Company or Sunbelt, in exchange for 1.9 million shares of General Host common stock. Subsequently, General Host paid two 5% stock dividends, resulting in an increase in the Company's holdings to 2.1 million shares of General Host common stock.

                              PIER 1 IMPORTS, INC.

     In connection with the Company's sale of its Sunbelt investment to General Host, the Company committed to provide Sunbelt a $12 million credit facility through April 1994 and up to $25 million of non-revolving store development financing through April 1996. In October 1994, in connection with the sale by General Host of its 49.5% interest in Sunbelt to a third party unrelated to the Company or General Host, the Company received payment of the amounts owed under the credit facility and agreed to extend $22.8 million of the non-revolving store development financing to Sunbelt until June 30, 1998, at market rental rates.

     In April 1995, Sunbelt defaulted on 13 store sublease agreements with the Company comprising the $22.8 million of non-revolving store development financing, and the Company terminated the subleases. In July 1995, the Company entered into a settlement agreement with Sunbelt which required the Company to record a pre-tax charge of $14 million in its fiscal 1996 first quarter as its best estimate of the costs to disengage from its financial support of Sunbelt. The charge includes estimated losses resulting from terminating the subleases and disposing of the properties. As of March 1996, two nursery store properties had been sold at costs consistent with the Company's estimates used to record the charge. The Company also guarantees other Sunbelt store lease commitments aggregating $4.5 million with a present value of approximately $3.4 million at fiscal 1996 year-end. The Company believes that it is reasonably possible that a change in this estimate could occur in the near term; however, no further charge is warranted at this time.

NOTE 4 -- PROPRIETARY CREDIT CARD INFORMATION

     The Company's proprietary credit card is managed and administered by an unrelated third party. Origination costs of $2,269,000, $1,168,000 and $976,000 were deferred during fiscal years 1996, 1995 and 1994, respectively. The Company is amortizing these initial direct origination costs over 36 months, which the Company believes is the approximate average active life of an account. These proprietary cards have no expiration date and no annual fee. At March 2, 1996 and February 25, 1995, deferred costs, net of amortization, totalled $2,948,000 and $1,544,000, respectively.

     Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's customer base and their location in many different geographic areas of the country. Customer receivables are classified as current assets, including amounts which are due after one year, in accordance with retail industry practices. The Company's policy is to write-off accounts when they become 210 days past due or whenever deemed uncollectible by management, whichever is sooner. Collection efforts continue subsequent to write-off.

                              PIER 1 IMPORTS, INC.

     Net proprietary credit card costs, including finance charge income, are included in selling, general and administrative expenses. A summary of the Company's proprietary credit card results for each of the last three fiscal years follows (in thousands):

                                                           1996         1995         1994
                                                         --------     --------     --------
    Costs:
      Processing fees..................................  $  6,932     $  6,536     $  6,114
      Provision for bad debts..........................     5,763        3,285        2,195
                                                         --------     --------     --------
                                                           12,695        9,821        8,309
                                                         --------     --------     --------
    Income:
      Finance charge income............................    11,245        8,800        6,087
      Insurance and other income.......................       312          237          238
                                                         --------     --------     --------
                                                           11,557        9,037        6,325
                                                         --------     --------     --------
         Net proprietary credit card costs.............  $  1,138     $    784     $  1,984
                                                         ========     ========     ========
    Pier 1 Preferred Customer Card sales...............  $188,303     $126,836     $101,227
                                                         ========     ========     ========
    Costs as a percent of Pier 1 card sales............      6.74%        7.74%        8.21%
                                                         ========     ========     ========

NOTE 5 -- PROPERTIES

     Properties are summarized as follows at March 2, 1996 and February 25, 1995 (in thousands):

                                                                       1996         1995
                                                                     --------     --------
    Land...........................................................  $ 28,485     $  7,203
    Buildings......................................................    52,710       34,037
    Equipment, furniture and fixtures..............................   103,108       95,208
    Leasehold interests and improvements...........................    84,877       78,688
    Construction in progress.......................................       402          209
                                                                     --------     --------
                                                                      269,582      215,345
    Less accumulated depreciation and amortization.................   124,955      109,727
                                                                     --------     --------
              Properties, net......................................  $144,627     $105,618
                                                                     ========     ========

                              PIER 1 IMPORTS, INC.

NOTE 6 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES/OTHER NON-CURRENT LIABILITIES

     The following is a summary of accounts payable and accrued liabilities and other non-current liabilities at March 2, 1996 and February 25, 1995 (in thousands):

                                                                        1996        1995
                                                                       -------     -------
    Trade accounts payable...........................................  $32,070     $29,008
    Accrued payroll and other employee-related liabilities...........   19,146      21,039
    Sunbelt default reserve..........................................   13,784          --
    Accrued taxes, other than income.................................    8,200       7,652
    Store-closing reserves...........................................    5,255      11,759
    Accrued insurance, other than worker's compensation..............    4,230       2,068
    Accrued interest.................................................    4,070       3,387
    Other............................................................    9,491       7,506
                                                                       -------     -------
      Accounts payable and accrued liabilities.......................  $96,246     $82,419
                                                                       =======     =======
    Accrued average rent.............................................  $13,819     $14,678
    Other............................................................    8,554       6,823
                                                                       -------     -------
      Other non-current liabilities..................................  $22,373     $21,501
                                                                       =======     =======

NOTE 7 -- STORE-CLOSING PROVISIONS

     At the end of fiscal 1994, the Company recorded a pre-tax special charge of $21.3 million for a store-closing provision that was established to reflect the anticipated costs to close 49 stores with histories of underperformance and high occupancy costs, and to close the Canadian distribution center and administrative offices. At the end of fiscal 1996, the Company had closed 48 stores and the Canadian distribution center and administrative offices. The balance of the fiscal 1994 store-closing reserve at fiscal 1996 year-end was $4.4 million. The remaining components of the fiscal 1994 store-closing reserve and an analysis of the amounts charged against the reserve in each fiscal year are outlined in the following table (in thousands):

                                                                             FISCAL 1996
                                                                        ---------------------
                                                  FISCAL                             CHANGES
                                                   1995                                IN
                                       1994      ACTIVITY     1995      ACTIVITY    ESTIMATES     1996
                                      -------    --------    -------    --------    ---------    ------
Lease termination costs.............  $15,825    $ (3,028)   $12,797    $ (4,968)    $(3,450)    $4,379
Fixed asset write-downs and
  inventory liquidation costs.......    3,318      (4,841)    (1,523)         --       1,523         --
Interim operating losses and
  other.............................    1,702      (1,352)       350        (974)        624         --
Severance costs.....................      405        (270)       135         (78)        (57)        --
                                      -------    --------    -------    --------     -------     ------
                                      $21,250    $ (9,491)   $11,759    $ (6,020)    $(1,360)    $4,379
                                      =======    ========    =======    ========     =======     ======

     After considering the remaining terminations, approximately $1.4 million of the fiscal 1994 store-closing provision was credited to income in the fourth quarter of fiscal 1996 to reflect changes in original estimates. Negotiations to sublease the one store remaining to be closed and payments of lease terminations costs on two other stores remaining in the fiscal 1994 store-closing program are nearing completion with final payments estimated to aggregate $4.4 million.

     During the fourth quarter of fiscal 1996, the Company identified five stores which have not satisfied the Company's performance expectations. A charge of $1.4 million was recorded to close these stores. The charge consists of $0.5 million to reduce the recorded amount of the stores' fixed assets to their net realizable values and $0.9 million of estimated lease termination costs.

                              PIER 1 IMPORTS, INC.

NOTE 8 -- LONG-TERM DEBT AND AVAILABLE CREDIT

     Long-term debt is summarized as follows (in thousands):

                                                                     1996           1995
                                                                   --------       --------
    11 1/2% subordinated debentures, net of unamortized discount
      of $2,062 and $2,444, respectively.........................  $ 17,938       $ 20,056
    Industrial revenue bonds.....................................    25,000         25,000
    11% senior notes.............................................    25,000         25,000
    6 7/8% convertible subordinated notes........................    62,750         75,000
    8 1/2% exchangeable debentures, net of unamortized discount
      of $626 and $728, respectively.............................    11,874         11,772
    Competitive advance and revolving credit facility............    40,000             --
    Capital lease obligations....................................       104            242
                                                                   --------       --------
                                                                    182,666        157,070
    Less -- portion due within one year..........................     2,566          2,638
                                                                   --------       --------
                                                                   $180,100       $154,432
                                                                   ========       ========

     In July 1983, the Company issued $25 million of 11 1/2% subordinated debentures. Interest is payable on January 15 and July 15. Mandatory annual $2.5 million sinking fund payments commenced in July 1994 and will continue until maturity in July 2003. The debentures are callable at any time at par plus accrued interest.

     In fiscal 1987, the Company entered into industrial revenue development bond loan agreements aggregating $25 million which mature in the year 2026. Proceeds were used to construct three warehouse distribution facilities. These bonds are seven-day lower floater put bonds and interest rates float with market rates for similar tax-exempt debt issues. Interest is payable monthly.

     In May 1991, the Company issued $25 million of 11% senior notes due June 1, 2001. Annual principal reductions in the amount of $5 million are due beginning June 1, 1997. Interest is payable each June 1 and December 1.

     In April 1992, the Company issued $75 million of 6 7/8% convertible subordinated notes. These notes are convertible into shares of common stock of the Company at $11.43 per share (adjusted for the 5% stock dividend distributed May 8, 1995) at any time at or prior to maturity which is April 1, 2002. The notes may be redeemed by the Company at any time on or after April 1, 1995 in whole or in part. Redemption prior to the year 2000 would be at a premium. Since April 1, 1995, the Company has purchased $12.3 million of these notes. Interest on the notes is payable each April 1 and October 1. (See Note 18 of the Notes to Consolidated Financial Statements.)

     In December 1994, the Company issued $12.5 million of 8 1/2% exchangeable debentures. The debentures are due December 1, 2000, and are mandatorily exchangeable at that date into 2.1 million shares of General Host common stock held by the Company. If at any time after December 1, 1997, the closing market price of General Host common stock shall have been equal to or greater than $7.375 for the prior 20 consecutive trading days, the debentures will be mandatorily exchanged 30 days thereafter for the General Host shares plus accrued interest. Interest is payable each June 1 and December 1.

     In December 1995, the Company obtained a three-year, $65 million competitive advance and revolving credit facility (included in the $209 million lines of credit discussed below). The maturity and interest rate, which floats with the market rate, of each borrowing within the competitive advance and revolving credit facility is determined separately. At fiscal 1996 year-end, the Company had utilized $40 million of this facility to purchase the remaining 90% ownership interest, previously held by unrelated third parties, in a limited

                              PIER 1 IMPORTS, INC.

partnership in which the Company had a 10% ownership interest. At fiscal 1996 year-end, the rate on outstanding borrowings under this facility was 6.75%.

     Long-term debt matures as follows (in thousands):

        Fiscal 1997.......................................................  $  2,566
               1998.......................................................     7,538
               1999.......................................................    47,500
               2000.......................................................     7,500
               2001.......................................................    20,000
               Thereafter.................................................    97,562
                                                                            --------
                                                                            $182,666
                                                                            ========

     Some of the Company's loan and lease agreements require that the Company maintain certain financial ratios and limit specific payments and equity distributions including cash dividends, loans to stockholders and purchases of treasury stock. At fiscal 1996 year-end, the most restrictive of the agreements limits the aggregate of such payments to $11.2 million.

     The Company has lines of credit available which aggregate approximately $209 million. The lines may be used for short-term working capital requirements or overseas merchandise letters of credit. At fiscal 1996 year-end, approximately $90 million (of which $40 million is classified as long-term) had been utilized, leaving $119 million of available lines of credit; however, under the terms of certain loan and lease agreements, additional borrowings were limited to $116.9 million at fiscal 1996 year-end. The weighted average interest rate on short-term working capital loans outstanding during the year was 6.7%.

NOTE 9 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     A financial consultant retained by the Company to manage the Company's excess cash and short-term investments used some of the Company's funds to trade in treasury bonds, treasury bond futures contracts, options on treasury bond futures contracts and other financial instruments. During fiscal 1996, 1995 and 1994, the Company deposited $19.5 million, $12.5 million and $22.1 million, respectively, with the financial consultant and withdrew $3.7 million, $9.0 million and $22.1 million of the invested funds, respectively, by the end of each such fiscal year. There were no open positions at either March 2, 1996 or February 26, 1994. At February 25, 1995, the Company had outstanding treasury bond futures contracts with a notional amount of $122 million which had a carrying and a fair market value of $0.3 million. These contracts derive value from changes in market interest rates without the purchase and sale of the underlying securities. The trading account was closed prior to the end of fiscal 1996. The average fair value of the trading account was $0.6 million, $1.9 million and $3.6 million during fiscal years 1996, 1995 and 1994, respectively. Net realized and unrealized gains and (losses) associated with these trading activities totalled approximately ($16.5) million, ($2.8) million and $0.1 million in fiscal years 1996, 1995 and 1994, respectively.

     As of March 2, 1996, the fair value of long-term debt was $198.6 million compared to its recorded value of $182.7 million. The fair value of long-term debt was estimated based on the quoted market values for the same or similar issues, or rates currently available for debt with similar terms. There are no other significant assets or liabilities with a fair value different from the recorded value.

     Until August 5, 1995, the Company had an interest rate hedging agreement on $100 million of notional principal with a commercial bank for the purpose of limiting the Company's exposure to interest rate fluctuations on its $25 million of floating rate industrial revenue bonds, as well as approximately $75 million of store operating lease agreements with rental payments linked to LIBOR. This swap agreement was designated as a hedge contract and, therefore, the differential between the floating and fixed interest rates to be paid was

                              PIER 1 IMPORTS, INC.

recognized over the life of the agreement. Under this swap agreement, the Company paid a fixed rate of 6.25% and, since inception, had received an average floating rate of 4.93%. In addition, the Company augmented the swap through the purchase of an interest rate floor with the effect that the Company received payments under the swap based on a floating rate not less than 6.25% from February 6, 1995 until August 5, 1995. The Company's weighted average interest rate, including the effects of hedging activities, was 8.3%, 7.8% and 10.0% for the 1996, 1995 and 1994 fiscal years, respectively. The weighted average interest rate, excluding the effects of hedging activities, would have been 8.6%, 7.9% and 8.3% for the 1996, 1995 and 1994 fiscal years, respectively. This swap agreement expired on August 5, 1995 and was not renewed.

     At March 2, 1996, the Company had approximately $4 million of forward exchange contracts outstanding with negligible fair and recorded values and with maturities ranging from one to six months.

NOTE 10 -- EMPLOYEE BENEFIT PLANS

     In 1986, the Company adopted a qualified, defined contribution employee retirement plan. Except for the initial enrollment period, all full- and part-time personnel who are at least 21 years old, have been employed for a minimum of twelve months and have worked 1,000 hours in the preceding twelve months are eligible to participate in the plan. Employees contributing from 1% to 5% of their compensation receive matching Company contributions of up to 3%. Company contributions to the plan were $1,400,000, $1,282,000 and $1,114,000 in fiscal 1996, 1995 and 1994, respectively.

     In addition, a non-qualified retirement savings plan is available for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan are limited under Section 401(k) of the Internal Revenue Code.

     The Company maintains supplemental retirement plans ("the Plans") for certain of its executive officers. The Plans provide that upon death, disability, retirement age or termination, a participant will receive benefits based on highest compensation and years of service. The Company recorded expenses related to the Plans of $1,152,000, $850,000 and $765,000 in fiscal 1996, 1995 and 1994, respectively.

NOTE 11 -- MATTERS CONCERNING STOCKHOLDERS' EQUITY

STOCK PURCHASE PLAN -- Substantially all employees and directors are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of employees at market prices through regular payroll deductions. Each employee participant may contribute up to 10% of the eligible portions of annual compensation and directors may contribute part or all of their monthly directors' fees. The Company contributes from 10% to 100% of the participants' contributions, depending upon length of participation and date of entry into the Plan. Approximately 288,000 shares were allocated to Stock Purchase Plan participants during fiscal 1996, all of which were issued from treasury. Company contributions to the Plan were $896,000, $844,000 and $867,000 in fiscal years 1996, 1995 and 1994, respectively.

RESTRICTED STOCK GRANT PLANS -- In fiscal 1996, 1995 and 1994, the Company issued 16,247 shares, 19,584 shares and 17,414 shares, respectively, of its common stock to key officers pursuant to a Management Restricted Stock Plan which provides for the issuance of up to 250,000 shares. The shares of restricted stock were awarded in conjunction with granting of stock options to those officers, with the number of shares awarded representing 25% of the number of stock options granted. The restricted stock will vest at the times and to the extent that 25% of such stock options have been exercised and the option shares have been held for two years. The cost of these restricted stock shares is being expensed over the specified vesting period. Shares not vested are returned to the Plan if employment is terminated for any reason.

     In 1991, the Company issued 292,825 shares of its common stock to key officers pursuant to a Restricted Stock Grant Plan which provides for issuance of up to 500,000 shares. These shares vest and the cost of

                              PIER 1 IMPORTS, INC.

these shares is being expensed over a ten-year period of continued employment. Unvested shares are returned to the Plan if employment is terminated for any reason.

STOCK OPTION PLANS -- In June 1989, the Company adopted two stock option plans, the 1989 Employee Stock Option Plan and the 1989 Non-Employee Director Stock Option Plan. Under the employee plan, options have been granted at the fair market value of shares on date of grant and may be granted to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code or as non-qualified options. Under the director plan, non-qualified options covering 3,000 shares are granted once each year to each non-employee director. The Company may grant options covering up to 1,500,000 shares of the Company's common stock under the employee plan and up to 150,000 shares under the director plan. Both plans are subject to adjustments for stock dividends.

     In 1990, the 1980 Stock Option Plan expired subject to outstanding granted options covering 457,691 shares at fiscal year-end 1996.

     A summary of stock option transactions related to the stock option plans during the years ended March 2, 1996 and February 25, 1995 is as follows:

                                                                 SHARES       OPTION PRICES
                                                                ---------     --------------
    Outstanding at February 26, 1994..........................  1,051,722     $3.20 - $12.30
      Options granted.........................................    400,330      7.63 -   9.50
      Options exercised.......................................   (126,505)     3.20 -   9.00
      Options cancelled or expired............................    (77,709)     4.28 -   9.00
                                                                ---------     --------------
    Outstanding at February 25, 1995..........................  1,247,838      3.84 -  12.30
      Options granted (includes effect of 5% stock
         dividend)............................................    460,154      9.26 -  10.38
      Options exercised.......................................   (226,796)     3.65 -   9.52
      Options cancelled or expired............................    (73,060)     4.88 -  10.38
                                                                ---------     --------------
    Outstanding at March 2, 1996..............................  1,408,136     $3.85 - $11.69
                                                                =========     ==============

     At March 2, 1996 and February 25, 1995, outstanding options covering 705,441 and 687,855 shares were exercisable and 264,279 and 509,764 shares were available for grant, respectively.

COMMON STOCK DIVIDEND -- On March 15, 1995, the Company announced a 5% common stock dividend which was distributed May 8, 1995 to stockholders of record on May 1, 1995. Based on an average of the closing price of the Company's common stock the day before, and for a two-week period following, the date of the dividend declaration, the market value of the 1.9 million shares distributed was $18.1 million.

SHARE PURCHASE RIGHTS PLAN -- On December 9, 1994, the Board of Directors adopted a Share Purchase Rights Plan and declared a dividend of one common stock purchase right (a "Right") payable on each outstanding share of the Company's common stock on December 21, 1994. The Rights, which will expire on December 21, 2004, are initially not exercisable, and until becoming exercisable will trade only with the associated common stock. After the Rights become exercisable, each Right entitles the holder to purchase at a specified exercise price one share of common stock. The Rights will become exercisable after the earlier to occur of
(i) ten days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) ten business days (or such later date as determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the outstanding common stock. If the Company were acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power were sold, proper provision would be made so that each Right would entitle its holder to purchase, upon the exercise of the Right at the then current exercise price, that number of shares of common stock of the

                              PIER 1 IMPORTS, INC.

acquiring company having a market value of twice the exercise price of the Right. If any person or group were to acquire beneficial ownership of 15% or more of the Company's outstanding common stock, each Right would entitle its holder (other than such acquiring person whose Rights would become void) to purchase, upon the exercise of the Right at the then current exercise price, that number of shares of the Company's common stock having a market value on the date of such 15% acquisition of twice the exercise price of the Right. The Board of Directors may at its option, at any time after such 15% acquisition but prior to the acquisition of more than 50% of the Company's outstanding common stock, exchange all or part of the then outstanding and exercisable Rights (other than those held by such acquiring person whose Rights would become void) for common stock at an exchange rate per Right of one-half the number of shares of common stock receivable upon exercise of a Right. The Board of Directors may, at any time prior to such 15% acquisition, redeem all the Rights at a redemption price of $.01 per Right.

NOTE 12 -- INCOME TAXES

     The provision for income taxes consists of (in thousands):

                                                               1996       1995       1994
                                                              -------    -------    -------
    Federal:
      Current...............................................  $18,801    $ 8,733    $ 5,356
      Deferred..............................................   (3,864)      (436)    (4,966)
    State:
      Current...............................................    3,583      2,040      2,598
      Deferred..............................................     (446)       (93)    (1,127)
    Foreign:
      Current...............................................      326        924        562
                                                              -------    -------    -------
                                                              $18,400    $11,168    $ 2,423
                                                              =======    =======    =======

     Deferred tax assets (liabilities) at March 2, 1996 and February 25, 1995 are comprised of the following (in thousands):

                                                                        1996        1995
                                                                       -------     -------
    Deferred tax assets:
      Capital loss carryforwards.....................................  $ 2,784     $ 2,209
      Inventory......................................................      924       4,128
      Deferred compensation..........................................    4,123       3,359
      Bad debts......................................................    1,511         691
      Accrued average rent...........................................    6,208       6,024
      Trading losses.................................................    3,950       1,120
      Losses on The Pier Retail Group Ltd. ..........................    2,712         711
      Other..........................................................      879         663
                                                                       -------     -------
                                                                        23,091      18,905
    Valuation allowance..............................................   (6,039)     (1,120)
                                                                       -------     -------
              Total deferred tax assets..............................   17,052      17,785
                                                                       -------     -------
    Deferred tax liabilities:
      Fixed assets, net..............................................  $(3,586)    $(8,629)
                                                                       -------     -------
              Total deferred tax liabilities.........................  $(3,586)    $(8,629)
                                                                       -------     -------
      Net deferred tax assets........................................  $13,466     $ 9,156
                                                                       =======     =======

                              PIER 1 IMPORTS, INC.

     At March 2, 1996, the Company had net capital loss carryforwards of $7,048,000 for income tax purposes that expire in the year 2000. For financial reporting purposes, the valuation allowance has been recognized to offset the deferred tax assets relating to trading losses and losses on The Pier Retail Group Limited.

     The Company's federal income tax returns for fiscal years 1991 through 1993 have been examined by the Internal Revenue Service ("IRS"). The field portion of the examination has been completed and the IRS has issued a Revenue Agent Report claiming the Company has a liability for tax and interest of approximately $8.5 million for these years. The Company intends to challenge the IRS examination team's position through the Appellate Division of the IRS. The Company has recorded a liability for its estimate of the outcome of this matter. This estimate is sensitive to change based on the Company's experience through the appeals process. As such, the Company believes that it is reasonably possible that a change in this estimate could occur in the near term.

     The difference between income taxes at the statutory federal income tax rate of 35 percent in fiscal 1996, 1995 and 1994, and income tax reported in the consolidated statement of operations is as follows (in thousands):

                                                              1996        1995        1994
                                                             -------     -------     ------
    Tax at statutory federal tax rate......................  $ 9,957     $11,630     $2,925
    Tax treatment on sale of subsidiary stock..............       --      (1,959)      (282)
    Valuation allowance....................................    7,977       1,120         --
    State income taxes, net of federal benefit.............    1,280       1,080        856
    Tax-favored investment income..........................      (88)        (61)      (284)
    Targeted jobs tax credit...............................     (215)       (524)      (395)
    Net foreign income taxed at lower rates................     (365)       (425)      (528)
    Other, net.............................................     (146)        307        131
                                                             -------     -------     ------
                                                             $18,400     $11,168     $2,423
                                                             =======     =======     ======

NOTE 13 --  COMMITMENTS AND CONTINGENCIES

LEASES -- The Company leases certain property consisting principally of retail stores, warehouses and transportation equipment under leases expiring through the year 2015. Most retail store locations are leased for initial terms from 10 to 15 years with varying renewal options and escalation clauses. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base.

     Capital leases are recorded in the Company's balance sheet as assets along with the related debt obligation. All other lease obligations are operating leases, and payments are reflected in the Company's consolidated statement of operations as store occupancy. The composition of capital leases reflected as assets in the accompanying consolidated balance sheet is as follows (in thousands):

                                                                          1996       1995
                                                                         ------     ------
    Buildings..........................................................  $  477     $  477
    Equipment, furniture and fixtures..................................     538        538
                                                                         ------     ------
                                                                          1,015      1,015
    Less accumulated depreciation......................................     974        912
                                                                         ------     ------
                                                                         $   41     $  103
                                                                         ======     ======

                              PIER 1 IMPORTS, INC.

     At March 2, 1996, the Company had the following minimum lease commitments in the years indicated (in thousands):

                                                                           CAPITAL     OPERATING
     FISCAL YEAR                                                            LEASES       LEASES
     -----------                                                            -------     ---------
      1997................................................................    $119       $ 94,531
      1998................................................................      87         84,576
      1999................................................................      --         71,479
      2000................................................................      --         62,898
      2001................................................................      --         54,153
      Thereafter..........................................................      --        219,289
                                                                              ----       --------
      Total lease commitments.............................................     206       $586,926
                                                                                         ========
      Less imputed interest...............................................     102
                                                                              ----
      Present value of total capital lease obligations including current
      portion.............................................................    $104
                                                                              ====
      Present value of total operating lease commitments..................               $374,318
                                                                                         ========

     Rental expense incurred was $96,693,000, $92,072,000 and $89,518,000, including contingent rentals of $784,000, $766,000 and $788,000 based upon a percentage of sales and net of sublease incomes totalling $1,647,000, $1,552,000 and $1,252,000 in fiscal 1996, 1995 and 1994, respectively.

     The Company has commitments from unaffiliated parties to make available up to $96.8 million for development or acquisition of stores leased by the Company. As of March 2, 1996, the Company utilized $88.2 million of that availability. Agreements with these parties mature over the next two years, and Company management is continuously monitoring financial markets to optimize renewal terms. In connection with the financing of 41 stores by two of the unaffiliated parties, the property leases require that upon expiration of the leases over the next two years, unless extended by agreement of the parties, the Company must either obtain alternative financing for the properties or arrange for the sale of the properties to a third party or purchase the properties for approximately $50 million.

RETAIL OPERATIONS IN THE UNITED KINGDOM -- In fiscal 1993, the Company invested in preference stock of The Pier Retail Group Limited ("The Pier"), a 14-store retail chain in the United Kingdom that offers decorative home furnishings and related items in a store setting similar to that operated by the Company. The Pier also operates a distribution center and an administrative office. At the end of fiscal 1996, the Company's net investment in The Pier was $5.8 million. The Company also guarantees a L4.1 million or $6.3 million bank line available to The Pier and as of March 2, 1996, $5.4 million was outstanding under this line. The Pier plans to operate 14 stores during fiscal 1997, and the Company plans to invest $4 million of additional funds in these operations during fiscal 1997, $2 million of which is expected to be used to reduce The Pier's bank debt guaranteed by the Company.

     Because of The Pier's history of operating losses, aggregating $6.8 million since fiscal 1993, the Company intends to curtail further investments to fund store development and other expansion of The Pier until it becomes profitable. Projections of The Pier's results indicate marginal profitability and positive cash flow in fiscal 1998. Years following fiscal 1998 reflect continued improvements in this trend such that the expected future undiscounted cash flows of The Pier exceeds the carrying amount of the Company's investment in The Pier. This estimate of recoverability of the Company's investment is sensitive to change based on the actual results of operations of The Pier compared to projected amounts. As such, the Company believes that it is reasonably possible that a change in this estimate could occur in the near term.

LEGAL MATTERS -- In addition to the legal matters discussed in Note 2, there are various other claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its

                              PIER 1 IMPORTS, INC.

business. Liability, if any, associated with these other matters is not determinable at March 2, 1996; however, the Company considers them to be ordinary and routine in nature. While certain of the lawsuits involve substantial amounts, it is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 14 -- CASH FLOW INFORMATION

     The following is supplemental cash flow information (in thousands):

                                                             1996        1995        1994
                                                            -------     -------     -------
    Cash paid during the year for:
      Interest............................................  $12,937     $13,477     $20,445
      Income taxes........................................   22,405      15,457      17,732

NOTE 15 -- INVESTMENT IN GENERAL HOST CORPORATION

     In fiscal 1994, the Company recorded a provision for the write-down of the carrying value of the Company's holdings of General Host common stock. Based on prices at fiscal year-end 1994, the market value of the General Host common stock was $5.6 million less than the Company's original carrying amount. After an assessment of factors which may have contributed to the decline, the Company estimated $2 million of this decline to be "other than temporary" and recorded a corresponding adjustment in the book value of the General Host common stock. The remaining $3.6 million was considered to be temporary. In the third quarter of fiscal 1995, the Company concluded that the decline in the market value of the General Host common stock was "other than temporary" and a non-cash, pre-tax special charge of $7.5 million was recorded to reflect an "other than temporary" write-down of the carrying value of the General Host common stock. As a result of the issuance of the Company's exchangeable debentures in December 1994, the General Host common stock is no longer available for sale, and the Company no longer has market risk in relation to the General Host common stock.

NOTE 16 -- RELATED PARTIES

     Since 1989, the Company has maintained a one-eighth joint ownership interest in a Cessna jet aircraft with Berman Industries, Inc., a company wholly owned by Martin L. Berman, who has been a member of the Company's Board of Directors since June 1994. In November 1995, the Company terminated this joint interest agreement in the Cessna jet aircraft with Berman Industries, Inc. In March 1993, the Company invested $3 million in a limited partnership fund with Whiffletree Partners, L.P., which is managed by Whiffletree Corporation, one of whose principals is Steven E. Berman, a brother of Martin L. Berman. Whiffletree Corporation is an affiliate of Palisade Capital Management, L.L.C., of which Martin L. Berman is Chairman and Chief Executive Officer. In April 1996, the Company divested its interest in Whiffletree Partners, L.P. for net proceeds of approximately $4.7 million after deducting fees of $0.3 million. In April 1994, the Company entered into an agreement with Smith Barney, Inc. to act as trustee of the Company's 401(k) defined contribution plan and to serve as investment advisor to participants of the plan. Until April 1995, Martin L. Berman was a managing director of Smith Barney, Inc.

     Since fiscal 1988, interest bearing loans have been outstanding to certain Company officers. At March 2, 1996, one officer had a loan balance of $829,000, and maturity of this loan is in fiscal 1998.

     The Company's lease commitments include amounts due to Comdisco, Inc. for a computer leased in June 1991 for a period of five years at an annual rent of approximately $1.1 million. In May 1994, the Company extended this lease commitment for an additional two years through July 1998. Kenneth N.

                              PIER 1 IMPORTS, INC.

Pontikes, former Chairman and President of Comdisco Inc., was elected to the Company's Board of Directors and served in that capacity from April 1993 until June 1994.

NOTE 17 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data (in thousands of dollars except per share amounts) for the years ended March 2, 1996 and February 25, 1995 are set forth below:

                                                                THREE MONTHS ENDED
                                                  -----------------------------------------------
                   FISCAL 1996                    5/27/95      8/26/95      11/25/95     3/02/96
                   -----------                    --------     --------     --------     --------
Net sales(1)(2).................................. $176,815     $199,456     $190,185     $244,251
Gross profit(1)(2)...............................   69,138       74,758       78,571      103,054
Net income (loss)(2)(3)(4).......................  (18,335)       8,900        6,949       12,535
Primary net income (loss) per
  share(2)(3)(4)(5).............................. $   (.46)    $    .22     $    .18     $    .31

                                                                THREE MONTHS ENDED
                                                  -----------------------------------------------
                   FISCAL 1995                    5/28/94      8/27/94      11/26/94     2/25/95
                   -----------                    --------     --------     --------     --------
Net sales(1)..................................... $161,486     $185,403     $165,761     $199,335
Gross profit(1)..................................   65,351       70,233       66,097       75,892
Net income (loss)(3)(6)..........................    3,991        4,504       (5,526)      19,091
Primary net income (loss) per
  share(3)(5)(6)(7).............................. $    .10     $    .11     $   (.14)    $    .48

- ---------------

(1) The restatements of earnings as discussed in Note 2 for the quarters of fiscal years 1996 and 1995 had no effect on the Company's previously reported sales and gross profit.

(2) The fiscal 1996 fourth quarter consisted of a 14-week quarter (which occurs every seven years) compared to a typical 13-week quarter.

(3) Fiscal 1996 first, second and third quarters net income (loss) includes trading (losses) gains of $(15,956), $(602) and $95, respectively. Fiscal 1995 first, second, third and fourth quarters net income (loss) includes trading (losses) gains of $(1,544), $(4,152), $(5,749) and $8,646, respectively.

(4) Fiscal 1996 first quarter net loss includes a pre-tax charge of $14,000 for Sunbelt defaults.

(5) Fully diluted net income per share resulted in less than 3% dilution of primary net income per share for fiscal years 1996 and 1995 and all periods presented with the exception of a $.01 dilution in the second and third quarters of fiscal year 1996, a $.02 dilution in the fourth quarter of fiscal 1996, and a $.05 dilution in the fourth quarter of fiscal year 1995.

(6) Fiscal 1995 third quarter net income (loss) includes a charge of $7,543 for the write-down of investment in the common stock of General Host.

(7) Reflects the effect of the 5% stock dividend distributed May 8, 1995.

NOTE 18 -- EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS' REPORT

     In July 1996, the Company called its $62.8 million of outstanding 6 7/8% Convertible Subordinated Notes due 2002 for redemption. As a result, $62.7 million of the 6 7/8% notes were converted into 5,483,823 shares of Common Stock and $69,000 of such notes were redeemed by the Company. The conversion of the notes increased the Company's equity capitalization by $62.6 million.

      [GRAPHIC CONTAINING A PHOTOGRAPH OF THE INTERIOR OF A PIER 1 STORE.]

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, IN CONNECTION WITH THE OFFERING CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary........................   3
Investment Considerations.................   7
Recent Developments.......................   9
Use of Proceeds...........................   9
Capitalization............................  10
Price Range of Common Stock and
  Dividends...............................  11
Selected Financial Data...................  12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................  14
Business..................................  23
Management................................  31
Description of the Notes..................  32
Description of Capital Stock..............  39
Certain United States Federal Income Tax
  Consequences............................  41
Underwriting..............................  43
Legal Matters.............................  43
Experts...................................  44
Available Information.....................  44
Incorporation of Certain Documents by
  Reference...............................  44
Financial Statements...................... F-1

                                  $50,000,000

                                 PIER 1 IMPORTS

                         % CONVERTIBLE SUBORDINATED NOTES
                                    DUE 2006

                              --------------------

                                   PROSPECTUS

                              --------------------

                           JEFFERIES & COMPANY, INC.

                           FORUM CAPITAL MARKETS L.P.

                               September   , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.


    SEC Registration Fee....................................................  $ 19,827.59
    NASD Filing Fee.........................................................     6,250.00
    Printing and Engraving Expenses.........................................   150,000.00
    Legal Fees and Expenses.................................................   125,000.00
    Accounting Fees and Expenses............................................    45,000.00
    Blue Sky Fees and Expenses..............................................     5,000.00
    Trustees' Fees..........................................................    18,000.00
    Rating Agency Fees......................................................    50,000.00
    Miscellaneous...........................................................    80,922.41
                                                                              -----------
              Total.........................................................  $500,000.00
                                                                              ===========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is incorporated in the State of Delaware. Under Section 145 of the Delaware General Corporation Law, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceeding so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the corporation, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance on behalf of such persons. Article Seventh of the Certificate of Incorporation of the Company, as amended, provides for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware corporation law.

     The Company has entered into indemnification agreements with all its directors and executive officers and may in the future enter into such indemnification agreements with any of its officers, employees, agents and future directors. Such indemnification agreements are intended to provide a contractual right to indemnification, to the extent permitted by law, for expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with any proceeding (including, to the extent permitted by law, any derivative action) to which they are, or are threatened to be made, a party by reason of their status in such positions. Such indemnification agreements do not change the basic legal standards for indemnification set forth in Delaware corporation law or the Certificate of Incorporation of the Company. Such provisions are intended to be in furtherance, and not in limitation of, the general right to indemnification provided in the Certificate of Incorporation and By-Laws of the Company.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision does not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Article Seventh of the Company's Certificate of Incorporation, as amended, contains such a provision.

     The above discussion of the Company's Certificate of Incorporation and Sections 102(b)(7) and 145 of Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation and statutes.

ITEM 16. EXHIBITS.


      EXHIBIT
       NUMBER                                      DESCRIPTION
- -------------------- ------------------------------------------------------------------------
         1.1*        -- Form of Underwriting Agreement.
         4.1*        -- Form of Indenture to be dated as of September   , 1996, between the
                        Company and Wells Fargo Bank (Texas), N.A. as Trustee, relating to the Notes.
         4.2*        -- Form of      % Convertible Subordinated Note due 2006 (included in
                        Exhibit 4.1).
         5.1*        -- Opinion of Kelly, Hart & Hallman re legality.
        12.1+        -- Statement re Computation of Ratios.
        23.1*        -- Consent of Kelly, Hart & Hallman (included in Exhibit 5.1).
        23.2         -- Consent of Price Waterhouse LLP.
        23.3         -- Consent of Ernst & Young LLP.
        24.1+        -- Power of Attorney.
        25.1+        -- Statement of Eligibility and Qualification of Trustee on Form T-1.


- ---------------

* To be filed by amendment.


+ Previously filed.


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on September 6, 1996.


                                            PIER 1 IMPORTS, INC.


                                            By  /s/  J. RODNEY LAWRENCE
                                            ------------------------------------
                                                     J. Rodney Lawrence
                                                   Senior Vice President
                                                      of Legal Affairs



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons on the 6th day of September, 1996, in the capacities indicated.



                  SIGNATURE                                    TITLE OR CAPACITY
                  ---------                                    -----------------
                      *                           Chairman of the Board and Chief Executive
- ---------------------------------------------       Officer
              Clark A. Johnson

                      *                           President, Chief Operating Officer and
- ---------------------------------------------       Director
             Marvin J. Girouard

                      *                           Senior Vice President, Chief Financial
- ---------------------------------------------       Officer and Principal Accounting Officer
              Stephen F. Mangum

                      *                           Director
- ---------------------------------------------
              Martin L. Berman

                      *                           Director
- ---------------------------------------------
               Craig C. Gordon

                      *                           Director
- ---------------------------------------------
                James M. Hoak

                      *                           Director
- ---------------------------------------------
              Sally F. McKenzie

                      *                           Director
- ---------------------------------------------
              Charles R. Scott

         *By /s/  J. RODNEY LAWRENCE
- ---------------------------------------------
             J. Rodney Lawrence
              Attorney-in-Fact

                                 EXHIBIT INDEX


      EXHIBIT
       NUMBER                                      DESCRIPTION
- -------------------- ------------------------------------------------------------------------
         1.1*        Form of Underwriting Agreement.
         4.1*        Form of Indenture to be dated as of September   , 1996, between the
                        Company and Wells Fargo Bank (Texas), N.A. as Trustee, relating to the Notes.
         4.2*        Form of   % Convertible Subordinated Notes due 2006 (included in Exhibit
                        4.1).
         5.1*        Opinion of Kelly, Hart & Hallman re legality.
        12.1+        Statement re Computation of Ratios.
        23.1*        Consent of Kelly, Hart & Hallman (included in Exhibit 5.1).
        23.2         Consent of Price Waterhouse LLP.
        23.3         Consent of Ernst & Young LLP.
        24.1+        Power of Attorney.
        25.1+        Statement of Eligibility and Qualification of Trustee on Form T-1.


- ---------------


* To be filed by amendment.



+ Previously filed.